QUANT FUNDS

SEMI-ANNUAL REPORT

SEPTEMBER 30, 2009



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U.S. EQUITY FUNDS

Quant Small Cap Fund

Quant Long/Short Fund

INTERNATIONAL EQUITY FUNDS

Quant Emerging Markets Fund

Quant Foreign Value Fund

Quant Foreign Value Small

Cap Fund

QUANT FUNDS

Quant Small Cap Fund
Quant Long/Short Fund
Quant Emerging Markets Fund
Quant Foreign Value Fund
Quant Foreign Value Small Cap Fund
SEMI-ANNUAL REPORT
September 30, 2009

This report must be preceded or accompanied by a current Quant Funds prospectus for individuals who are not current shareholders of the Funds. You should read the prospectus carefully before investing because it contains more complete information on the Quant Funds' investment objectives, risks, charges and expenses. Please consider this information carefully. For a prospectus and other information, visit www.quantfunds.com or call (800) 326-2151.

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Neither the Quant Funds nor U.S. Boston Capital Corporation is a bank.

Dear Fellow Shareholder,

We are pleased to provide you with the Quantitative Group of Funds' Semi-Annual Report for the six months ended September 30, 2009 to update you on recent market conditions and the performance of the Quant Funds.

For current performance information, please visit our website at www.quantfunds.com. We thank you for your continued confidence in the Quant Funds. Please feel free to e-mail us at feedback@quantfunds.com or call us at 800-326-2151 with any questions or for assistance on your account.

Sincerely,

Willard Umphrey
President and Chairman

Any statements in this report regarding market or economic trends or the factors influencing the historical or future performance of the Quant Funds are the views of Fund management as of the date of this report. These views are subject to change at any time based upon market and other conditions, and Fund management disclaims any responsibility to update such views. These views may not be relied upon as investment advice or as an indication of trading intent on behalf of any Quant Fund. Any references to specific securities are not recommendations of such securities and may not be representative of any Quant Fund's current or future investments.

Past performance is no guarantee of future results, and there is no guarantee that market forecasts will be realized.

FUND EXPENSES

We believe it's important for Fund shareholders to have a clear understanding of fund expenses and the impact expenses have on investment returns. The following is important information about each Fund's Expense Example, which appears below.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees, distribution (12b-1) fees (on Ordinary Shares) and other Fund expenses. The example is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. These examples are based on $1,000 invested at the beginning of the period and held for the entire period from April 1, 2009 to September 30, 2009.

Actual Expenses and Returns

The example provides information about actual account returns and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid over the period, simply divide your account value by $1,000, then multiply the result by the number under the heading "Expenses Paid During the Period."

Hypothetical Example for Comparison Purposes

The example shows you hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return.

The hypothetical account values and hypothetical expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing expenses of investing in the Fund with the ongoing expenses of other funds. To do so, compare the Fund's 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs. They do not reflect any transactional costs. Thus, the "hypothetical" lines in the table are useful in comparing ongoing costs only, and will not help you determine the relative costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher. See the Funds' prospectus for a complete description of these transactional costs.

Expense Example for the 6 months ended September 30, 2009

Quant Fund	Share Class	Total Return Description	Beginning Account Value 04/01/09	Ending Account Value 09/30/09	Annualized Expense Ratio	Expenses Paid* 04/01/09 09/30/09
Small Cap	Ordinary	Actual	$1,000.00	$1,382.60	1.72%	$10.27
		Hypothetical	$1,000.00	$1,016.44	1.72%	$8.69
	Institutional	Actual	$1,000.00	$1,384.00	1.59%	$9.50
		Hypothetical	$1,000.00	$1,017.10	1.59%	$8.04
Long/Short	Ordinary	Actual	$1,000.00	$1,257.30	2.22%	$12.56
		Hypothetical	$1,000.00	$1,013.94	2.22%	$11.21
	Institutional	Actual	$1,000.00	$1,254.10	2.76%	$15.60
		Hypothetical	$1,000.00	$1,011.23	2.76%	$13.92
Emerging Markets	Ordinary	Actual	$1,000.00	$1,572.10	1.78%	$11.48
		Hypothetical	$1,000.00	$1,016.14	1.78%	$9.00
	Institutional	Actual	$1,000.00	$1,573.40	1.58%	$10.19
		Hypothetical	$1,000.00	$1,017.15	1.58%	$7.99
Foreign Value	Ordinary	Actual	$1,000.00	$1,734.60	1.67%	$11.45
		Hypothetical	$1,000.00	$1,016.70	1.67%	$8.44
	Institutional	Actual	$1,000.00	$1,733.50	1.43%	$9.80
		Hypothetical	$1,000.00	$1,017.90	1.43%	$7.23
Foreign Value Small Cap	Ordinary	Actual	$1,000.00	$1,927.40	1.71%	$10.49
		Hypothetical	$1,000.00	$1,013.79	1.71%	$7.22
	Institutional	Actual	$1,000.00	$1,929.50	1.57%	$9.64
		Hypothetical	$1,000.00	$1,014.38	1.57%	$6.63

* Expenses paid are equal to the Fund's annualized expense ratios, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

QUANT SMALL CAP FUND

INVESTMENT PROFILE

All Data as of September 30, 2009

Investment Commentary

For the semi-annual period ended September 30, 2009, the Quant Small Cap Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the Russell 2000 Index (the "Index"). The Fund achieved a return of 38.26% at net asset value compared to 43.96% for the Index.

Fund Information		
Net Assets Under Management	$90.9 Million	
Number of Companies	71	
Price to Book Ratio	2.6	
Price to Earnings Ratio	17.6	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.72%	1.59%
Ticker Symbol	USBNX	QBNAX

Market Conditions and Investment Strategies

The now historic stock market rally, which began in the depths of investor despair in mid-March, has propelled the equity market indices to one of their best six month periods ever. Our analysis of the market and relative performance over this period however, shows that much of the rally has been led by the smallest, lowest quality stocks, characterized by low price, high beta (higher risk) and no earnings. As we have discussed in the past, our small cap portfolios have a higher quality profile and a higher average market capitalization. Generally we avoid lower priced, higher beta issues and those with no earnings. As a result, when markets rallies are indiscriminate with little regard for quality or fundamentals, our performance tends to lag the Index. While performance in absolute terms has been positive, many active small cap managers have found it tough to beat the benchmark. According to Bank of America/Merrill-Lynch research, approximately two-thirds of all small cap core fund managers failed to beat the Index in the third quarter.

Our Fund gave up 3.2% versus the Index in Materials, the best performing sector. Our holdings, such as Silgan Holdings Inc. and Compass Minerals International, failed to keep pace with the Index issues. We underperformed in Consumer Discretionary by 2.5%, due to stock selection, and by 2% in Consumer Staples. In staples, Dean Foods Co. and United Natural Foods Inc. both underperformed the Index return for the period as investors shifted away from the safety of defensive stocks. We lost nearly 2% relative to the Index in Industrials as FTI Consulting Inc. fell 19%.

Conversely, our best performance came from Financials, where we gained over 5% relative to the Index as our long time Real Estate Investment Trust (REIT) holdings rebounded strongly. Entertainment Properties Trust and Ventas Inc. gained over 115% and 70% respectively as investors rushed back into this industry, attracted by depressed prices and higher yields. We added nearly 1.4% in Health Care with Par Pharmaceutical Cos. Inc., the primary contributor, with a gain of over 70%. Our selections in Utilities also bested the Index by 1.2%, as Ormat Technologies Inc. rose nearly 50% during the period.

Portfolio Changes

The Industrials, Health Care, Consumer Staples and Telecommunications Services sectors declined over the past six months, while, Information Technology, Financials, Consumer Discretionary and Energy, rose in weighting. While we made changes to holdings and sector emphasis during the past six months, our strategy of buying high quality companies remains intact.

A Look Ahead

We anticipate that the market will begin to discriminate more based on fundamentals rather than on earnings surprises achieved by severe cost cutting and easy comparisons. Our approach is to buy individual companies with good fundamentals and not broad themes. However, an area of particular interest right now is health care. We would expect our Health Care sector weighting to increase going forward as this sector has underperformed and has a defined catalyst.

While the low quality nature of the recent rally has not played into our strengths, we believe that the market will become more discerning, and that we should generate relative outperformance in the coming quarters as individual company fundamentals take preference.

The Fund is co-managed by Robert von Pentz, CFA, and Rhys Williams, CFA of Columbia Partners, L.L.C. Investment Management.

Top 10 Holdings

Percentage of total net assets	39.3%
Entertainment Properties Trust	4.9%
Core Laboratories N.V.	4.5%
Compass Minerals International, Inc.	4.4%
Regal Entertainment Group	4.3%
Ventas, Inc.	4.1%
SBA Communications Corporation	4.0%
Guess?, Inc.	3.8%
Alliance Data Systems Corporation	3.2%
Dean Foods Company	3.1%
NICE-Systems Ltd.	3.0%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Information Technology	18.8%
Consumer Discretionary	16.0%
Financials	15.5%
Industrials	10.2%
Consumer Staples	9.3%
Materials	8.2%
Health Care	7.6%
Energy	6.5%
Telecommunication Services	5.7%
Utilities	1.1%
Cash and Other Assets (Net)	1.1%

Value of a $10,000 Investment

Quant Small Cap (QSC) Ordinary Shares vs. Russell 2000 Index



QSC $14,635
Index $19,659

Average Annual Total Returns

	3Q 2009	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	17.75%	38.26%	(16.03)%	(0.83)%	3.88%	9.19%	08/03/92
Institutional Shares[1]	17.83%	38.40%	(15.88)%	(0.47)%	4.34%	8.31%	01/06/93
Russell 2000[2]	19.28%	43.96%	(9.55)%	2.41%	4.88%	8.51%	———

1 Institutional Shares may only be purchased by certain investors and are not subject to distribution fees.

2 The Russell 2000 Index is a market capitalization-weighted index of 2,000 small company stocks. It is widely recognized as representative of the general market for small company stocks. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 08/31/92.

Small company stocks may trade less frequently and in a limited volume, and their prices may fluctuate more than stocks of other companies. Small company stocks may therefore be more vulnerable to adverse developments than those of larger companies. The Fund may invest in issuers in the real estate industry. Changes in real estate values or economic downturns can have a significant negative effect on these issuers.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT LONG/SHORT FUND

INVESTMENT PROFILE

All Data as of September 30, 2009

Investment Commentary

For the semi-annual period ended September 30, 2009, the Quant Long/Short Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund achieved a return of 25.73% at net asset value compared to 34.02% for the Index.

Fund Information		
Net Assets Under Management	$52.6 Million	
Number of Companies	170	
Price to Book Ratio	2.3	
Price to Earnings Ratio	14.1	
	Ordinary	Institutional
Total Expense Ratio (Net)	2.22%	2.76%
Ticker Symbol	USBOX	QGIAX

Market Conditions and Investment Strategies

The Quant Long/Short Fund seeks to add value though both long and short positions, maintaining approximately 100% net equity exposure and keeping size, style, sector and beta characteristics similar to the benchmark. The Fund employs a disciplined, yet adaptive quantitative process that analyzes over 70 characteristics that impact equity prices. Analytic's approach is systematic in the way the importance of these characteristics are measured, but is also able to recognize and adapt to changes based on both the business cycle and economic conditions. The goal of the strategy is primarily to add value by buying stocks with the most attractive factor profiles and shorting stocks with the least attractive factor profiles, within a set of risk constraints. Performance is therefore driven purely by the performance of the valuation model and is only minimally affected by market-wide factors.

The junk rally that began in March, persisted through the six-month period. Quality and efficiency factors, market leaders prior to the March 9th turning point, exhibited consistently negative returns during the last six months. Due to the dominance of these factors during most of 2008 and early 2009, the portfolios maintained above average exposure. This led to negative contribution to performance. The top performing Quality-oriented factors included: Interest Coverage Ratio, Return on Equity (ROE), Return on Assets (ROA), and Profit Margin. With riskier assets being rewarded, higher quality names dramatically lagged the market and their lower quality peers. Furthermore, valuation factors such as Cash Flow to Price and Historical Earnings to Price were penalized during the period. The bias towards higher cash flow yield and earnings yield stocks detracted from performance.

Positive factor performance during the period stemmed from factors commonly associated with risk. Leverage (Debt to Equity), a long time negative exposure in the model, delivered three straight months of positive returns. As such, it challenged any opportunity to add value during the period given the negative exposure.

The Fund was not without positive factor contribution, however. During the period, Price Momentum offered six months of negative factor returns. The Fund had a slight negative exposure to Price Momentum and therefore added value. In addition, Sales to Price and Dividend Yield, both with positive exposures, posted positive factor returns, leading to positive contribution.

Portfolio Changes

During the prior six months ending September 30, 2009, the Fund systematically, but slowly, decreased exposure to securities with above average quality exposure. The Fund increased exposure to companies with higher than average dividend yields and sales yields.

A Look Ahead

Looking ahead, we expect the model to reduce exposure to companies exhibiting above average momentum characteristics while continuing to slightly reduce the high quality bias in the Fund. Exposures to companies with high operating risk as measured by Cash Flow per Share Volatility and Sales per Share Volatility should also decrease.

The Fund's portfolio is managed by a team of portfolio managers at Analytic Investors, LLC. The lead portfolio managers are Harindra de Silva, Ph.D.,CFA, Dennis Bein, CFA, and Steve Sapra, CFA.

Top 10 Long Holdings

Percentage of total net assets	39.1%
Chevron Corporation	5.7%
Comcast Corporation	4.6%
Intel Corporation	4.3%
Occidental Petroleum Corporation	4.3%
Exxon Mobil Corporation	3.7%
Amgen Inc.	3.7%
Corning Incorporated	3.5%
AmerisourceBergen Corporation	3.4%
Texas Instruments Inc.	3.0%
Murphy Oil Corporation	2.9%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Short Holdings

Percentage of total net assets	(15.7)%
Hologic, Inc.	(2.5)%
Vertex Pharmaceuticals Incorporated	(1.8)%
Cypress Semiconductor Corporation	(1.7)%
El Paso Corporation	(1.6)%
Plains Exploration & Production Company	(1.6)%
Liberty Media Capital	(1.5)%
Ciena Corporation	(1.4)%
Rambus Inc.	(1.3)%
King Pharmaceuticals, Inc.	(1.3)%
Lazard, Ltd.	(1.0)%

There is no guarantee that such securities will continue to be viewed unfavorably or that such short positions will continue.

Sector Allocation

Percentage of total net assets	100.0%
Financials	22.3%
Information Technology	22.2%
Health Care	21.5%
Energy	18.0%
Industrials	13.5%
Consumer Staples	10.7%
Consumer Discretionary	10.3%
Telecommunication Services	4.7%
Utilities	4.3%
Materials	2.1%
Cash and Other Assets (Net)	0.3%
*Short Positions	(29.9)%

Value of a $10,000 Investment

Quant Long/Short (QLS) Ordinary Shares vs. S&P 500 Index



QLS $7,624
Index $9,848

Average Annual Total Returns

	3Q 2009	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	8.82%	25.73%	(14.05)%	(1.90)%	(2.67)%	8.23%	05/06/85
Institutional Shares[1]	8.73%	25.41%	(14.51)%	(1.83)%	(2.40)%	6.17%	03/25/91
S & P 500[2]	15.61%	34.02%	(6.91)%	1.02%	(0.15)%	9.92%	———

1 Institutional Shares may only be purchased by certain investors and are not subject to distribution fees.

2 The S&P 500 Index is an unmanaged index of stocks chosen to their size industry characteristics. It is widely recognized as representative of stocks in the United States. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in the Index. The beginning date for the Index is 05/29/85.

Short selling involves certain risks including the possibility that short positions do not limit the Fund's stock market exposure as expected, that the future value of a short position increases above its recorded value potentially resulting in an unlimited loss and that the lender of a security sold short could terminate the loan at a price or time that is disadvantageous to the Fund.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT EMERGING MARKETS FUND

INVESTMENT PROFILE

All Data as of September 30, 2009

Investment Commentary

For the semi-annual period ended September 30, 2009, Quant Emerging Markets Fund's Ordinary Shares (the "Fund") underperformed its benchmark, MSCI Emerging Markets (the "Index"). The Fund achieved a return of 57.21% at net asset value compared to 63.21% for the Index.

Fund Information		
Net Assets Under Management	$251.9 Million	
Number of Companies	181	
Price to Book Ratio	1.9	
Price to Earnings Ratio	13.3	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.78%	1.58%
Ticker Symbol	QFFOX	QEMAX

Market Conditions and Investment Strategies

On a sector basis, the Fund's underperformance was primarily due to security selection in Financials (-1.47%), Industrials (-1.28%), and Telecommunication Services (-.81%). Sectors that contributed to relative portfolio value were Materials (1.50%) and Health Care (.27). On a country basis, positions held in South Korea (-1.71 %), and India (-1.66%) were top detractors. Positions held in China (2.46%) and South Africa (1.28 %) were top contributors to performance.

Portfolio Changes

As previously mentioned, an underweight position during a recent rally in India detracted from performance during the six month period. The Fund increased exposure to India in May, shortly after the Indian election that sparked the rally in country returns. The Fund will continue to maintain exposure in the Indian market based on benchmark weighting and the availability of attractive investment opportunities.

A Look Ahead

After 2008 in which the MSCI Emerging Markets Index fell by 53% as a result of the global financial meltdown that originated in the developed world's most sophisticated markets, we have now seen three consecutive quarters in 2009 in which the emerging markets have outperformed the developed markets. Concerns in the investment community earlier in the year that the global rally would be short lived and eventually succumb to a second decline have given way to investor confidence that the worst is over and that the emerging markets will indeed be at the front of the recovery. The widely held belief now is that the economic rebound will be sharper and last longer. Global forecasts are being revised upward by many economists for the remainder of 2009 and into 2010.With the combination of investors worrying less and the return of massive amounts of flow into the asset class, both of which are further enhanced by accommodative monetary policies from central banks around the globe, the expectation is that support for the emerging markets will continue. The end will likely come when the flow of funds into emerging markets push valuations to unsustainable levels or when central bankers feel confident enough in the recovery to reverse the currently supportive monetary policies. It is only natural to expect that central bankers, given their experience with the housing bubble, will not sit idle and allow another asset bubble to form without a monetary policy response. It seems unlikely, however, that any action to remove economic stimulus will be forthcoming in the near term as the recovery is not so solid that they would risk monetary intervention.

The Fund's portfolio is managed by a team of portfolio managers at PanAgora Asset Management, Inc.

Top 10 Long Holdings

Percentage of total net assets	25.0%
Petroleo Brasileiro SA	4.5%
WisdomTree India Earnings Fund	3.9%
Gazprom	2.7%
iPath MSCI India Index ETN	2.6%
Taiwan Semiconductor Manufacturing Company Ltd.	2.4%
China Construction Bank Corporation	2.0%
Samsung Electronics Co., Ltd.	1.9%
LUKOIL	1.7%
Bank of China Ltd.	1.7%
CNOOC Limited	1.6%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Financials	21.2%
Energy	14.1%
Information Technology	13.8%
Materials	13.3%
Exchange Traded Funds	8.2%
Industrials	7.4%
Telecommunication Services	7.2%
Consumer Discretionary	6.7%
Utilities	3.5%
Consumer Staples	2.9%
Health Care	1.4%
Cash and Other Assets (Net)	0.3%

Top 10 Country Allocations

Percentage of total net assets	89.2%
China	18.5%
Brazil	15.5%
South Korea	13.7%
Taiwan	11.9%
India	7.9%
Russia	7.0%
South Africa	5.7%
Thailand	3.4%
Mexico	2.9%
Indonesia	2.7%

Value of a $10,000 Investment

Quant Emerging Markets (QEM) Ordinary Shares vs. MSCI EM Index



QEM $29,650
Index $29,889

Average Annual Total Returns

	3Q 2009	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	20.23%	57.21%	4.84%	12.99%	11.48%	6.15%	09/30/94
Institutional Shares[1]	20.25%	57.34%	5.05%	13.34%	11.93%	8.37%	04/02/96
MSCI EM[2]	21.04%	63.21%	19.44%	17.68%	11.71%	5.65%	—

1 Institutional Shares may only be purchased by certain investors and are not subject to distribution fees.

2 The Morgan Stanley Capital International Emerging Markets ("MSCI EM") Index is an unmanaged index comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 09/30/94.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT FOREIGN VALUE FUND

INVESTMENT PROFILE

All Data as of September 30, 2009

Investment Commentary

For the semi-annual period ended September 30, 2009, the Quant Foreign Value Fund's Ordinary Shares (the "Fund") outperformed its benchmark, MSCI EAFE Index (the "Index"). The Fund achieved a return of 73.46% at net asset value compared to 50.41% for the Index.

Fund Information		
Net Assets Under Management	$481.7 Million	
Number of Companies	51	
Price to Book Ratio	1.3	
Price to Earnings Ratio	10.1	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.67%	1.43%
Ticker Symbol	QFVOX	QFVIX

Market Conditions and Investment Strategies

For the sixth month period, the Fund posted double digit returns, outperforming the benchmark by more than 20%. The Fund's success stemmed from broad-based sector returns. We are pleased with this progress, but will not be satisfied until losses are recouped and our prior performance track record is restored.

Industrials' strong performance came from building/construction services and shipping that saw slowing decline rates and some improvement in sales/pricing. Positive contributions also came from materials (copper, coal, iron ore) investments, which experienced a tighter supply/demand balance. With an emphasis on purchasing lower-cost producers, which are gaining market share from high-cost producers, the Fund realized substantial gains.

Consumer discretionary sector performance was backed by the strength of British homebuilders. The industry experienced a rebound, as builders restructured and strengthened balance sheets in anticipation of a housing market recovery.

The Fund's financials responded favorably, with Bank of Ireland contributing substantially to returns. In fact, the Fund had four financial institutions that gained more than 100% during the six-month period. Holdings in reinsurance and banking holding companies remained in double-digit positive territory.

The sole detractors to performance were "defensive" holdings (namely utilities and telecommunications), which had positive absolute returns but didn't rebound as strongly as the cyclical companies. It is important to note, however, that defensive stocks provide a level of diversification and stability to the portfolio, evidenced by admirable sector performance in 2008.

Portfolio Changes

During the past six months, we initiated five new investments, and continued to commit additional assets to current holdings. We invested in one Indian bank, which may benefit from rising savings/borrowing trends within the country. A Swedish bank was also added, and investments were made in a German flavor/fragrance producer, a Swiss pharmaceutical/ healthcare products company and a leading Indian global information technology company.

Holdings of a Spanish bank and a Japanese steel company were sold, due to continuing deterioration in the respective countries' economies and the relative weakness of the individual stocks.

A Look Ahead

The value of a contrarian investment style can't be overemphasized, especially when facing volatile macro-economic conditions. Even when markets worldwide tumbled in 2008, and many investors sought quick exits, we remained steadfast to our strict value discipline. Many fundamentally-strong companies were punished last year, purely impacted by irrational investor behavior. Those companies have since recovered, proving to be some of the top performers so far in 2009.

Looking ahead, the Fund's holdings are well positioned to benefit from even a slight rise in consumer demand. Over the past year, companies restructured dramatically; we believe many of the Fund's holdings can now produce strong cash flows and reach profitability with a much lower volume of business. We will continue to carefully analyze our portfolio, focusing on fundamentally strong companies that can generate strong free cash flows, manage debt services and provide sustainable returns.

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

Top 10 Long Holdings

Percentage of total net assets	29.4%
Smurfit Kappa PLC	3.8%
Samsung Electronics Company Ltd.	3.5%
Taylor Wimpey PLC	3.2%
Kone Corporation OYJ-B	2.9%
Yit OYJ	2.9%
Trevi Finanziaria SpA	2.8%
Methanex Corporation	2.6%
Bellway PLC	2.6%
Christian Dior S.A.	2.6%
Technip S.A.	2.5%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Country Allocations

Percentage of total net assets	77.9%
Japan	13.4%
United Kingdom	10.9%
Germany	10.1%
Finland	9.3%
Ireland	9.1%
Sweden	6.9%
France	6.1%
South Korea	5.1%
Belgium	4.2%
Italy	2.8%

Sector Allocation

Percentage of total net assets	100.0%
Materials	20.1%
Industrials	19.8%
Consumer Discretionary	16.4%
Financials	15.0%
Energy	5.9%
Consumer Staples	5.5%
Information Technology	3.9%
Utilities	3.8%
Telecommunication Services	3.1%
Health Care	1.6%
Cash and Other Assets (net)	4.9%

Value of a $10,000 Investment

Quant Foreign Value (QFV) Ordinary Shares vs. MSCI EAFE Index



QFV $20,543
Index $13,717

Average Annual Total Returns

	3Q 2009	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	26.73%	73.46%	15.55%	4.71%	7.47%	5.63%	05/15/98
Institutional Shares[1]	26.83%	73.35%	15.59%	4.92%	7.73%	7.85%	12/18/98
MSCI EAFE[2]	19.52%	50.41%	3.80%	6.57%	2.97%	3.72%	—

1 Institutional Shares may only be purchased by certain investors and are not subject to distribution fees.

2 The Morgan Stanley Capital International Europe, Australasia, and Far East ("MSCI EAFE") Index is an unmanaged index comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for foreign markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 05/29/98.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

QUANT FOREIGN VALUE SMALL CAP FUND

INVESTMENT PROFILE

All Data as of September 30, 2009

Investment Commentary

For the semi-annual period ended September 30, 2009, the Quant Foreign Value Small Cap Fund's Ordinary Shares (the "Fund") out-performed its benchmark, the S&P/Citigroup EPAC Small Cap Index (the "Index"). The Fund achieved a return of 92.74% at net asset value compared to 61.06% for the Index.

Fund Information		
Net Assets Under Management	$78.9 Million	
Number of Companies	53	
Price to Book Ratio	1.5	
Price to Earnings Ratio	10.1	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.71%	1.57%
Ticker Symbol	QUSOX	QUSIX

Market Conditions and Investment Strategies

We are pleased with the semi-annual performance of the Fund, as returns were more than 30% above the benchmark. Performance contributions were widespread, with outperformance in energy, materials, industrials, consumer discretionary, consumer staples, healthcare, financials and information technology.

Financials offered the greatest contribution to the Fund's positive returns. Investments were geographically diverse, with Russian and Indian banks profiting substantially. Six of the seven banking holdings returned more than 100% during the sixth-month period, pointing to renewed confidence in the banking systems and, in particular, the fundamental strength of the individual holdings.

The Fund's consumer staples holdings returned triple the performance of the sector benchmark, with investments across all core food groups. Earlier investor hysteria was followed by the rational conclusion that consumers would indeed continue eating products such as rice, fish, milk, bread, vegetables and sandwiches. The Fund, which invests in several such food companies, capitalized on this inevitable trend.

Consumer discretionary stocks also performed well including Character Group and Vitec Group. The sole holding in negative territory was Japan's Culture Convenience, which was a source of strong performance last year. For the better part of 2009, Japanese stocks have been negatively impacted by their economy's inability to sustain stimulus, in the form of either stable employment or wages.

The Fund's information technology companies achieved strong performance during the six-month period, with four of the five holdings returning more than 100%. IT is typically referred to as an early-cycle sector, whereby recovery occurs on the front end of an even modest growth cycle. Healthcare also had strong performance, with two of the three stocks returning more than 120%. The Fund's sole energy holding, China-based Sinopec Kantons, returned 119%.

Although in positive absolute territory, the Fund's telecommunications holdings underperformed their respective benchmark at 17% vs. the benchmark's 53% during the sixth-month period. It is important to note, however, that the Fund continues to invest in telecom on an opportunistic basis, as this "defensive" sector provides stability and diversification to the portfolio.

Portfolio Changes

During the six-month period, Fund management carefully assessed the portfolio, conducting critical analysis on the strength of current holdings. All current holdings were retained, and in some case, additional investments were made in these stocks.

One new investment was made in United Drug of Ireland. The company is a wholesaler of pharmaceutical products, and also markets and distributes over-the-counter brands and medical and lab equipment to wholesalers and hospitals in Ireland. They also operate Pharmanet, a pharmacy website. The company's stock offers an attractive valuation and dividend yield.

A Look Ahead

With expectations for modest economic growth over the next few years, Fund management is seeking undervalued stocks that can produce strong cash flows and reach profitability at lower volumes of business. Already, the portfolio is replete with such fundamentally-strong holdings; we continue to seek out new investment opportunities that reflect this investment strategy.

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

QUANT FOREIGN VALUE SMALL CAP FUND

Top 10 Long Holdings

Percentage of total net assets	19.9%
LIC Housing Finance Ltd. Derivative	2.1%
Drägerwerk AG	2.1%
Bank Vozrozhdenie	2.1%
Character Group plc	2.0%
Sinopec Kantons Houldings Limited	2.0%
United Drug	2.0%
Grafton Group plc	1.9%
New Clicks Holdings	1.9%
China Fishery Group Limited	1.9%
KRBL Limited Derivative	1.9%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Top 10 Country Allocations

Percentage of total net assets	75.6%
United Kingdom	20.8%
India	9.5%
Ireland	9.4%
China	7.3%
Singapore	5.4%
Norway	5.4%
Japan	5.4%
Sweden	5.0%
Germany	3.9%
Switzerland	3.5%

Sector Allocation

Percentage of total net assets	100.0%
Industrials	22.5%
Consumer Discretionary	17.9%
Financials	13.2%
Consumer Staples	10.9%
Information Technology	10.5%
Health Care	5.9%
Materials	4.9%
Exchange Traded Funds	3.7%
Telecommunication Services	3.5%
Energy	2.0%
Cash and Other Assets (Net)	5.0%

Value of a $10,000 Investment

Quant Foreign Value Small Cap (QFVSC) Ordinary Shares vs. EPAC EMI Index



QFVSC $9,396
Index $7,882

Average Annual Total Returns

	3Q 2009	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	25.37%	92.74%	26.30%	—	—	(4.29)%	05/01/08
Institutional Shares[1]	25.34%	92.95%	26.54%	—	—	(4.16)%	05/01/08
S&P/EPAC Small Cap Index[2]	21.68%	61.06%	10.46%	—	—	(14.42)%	———

1 Institutional Shares may only be purchased by certain investors and are not subject to distribution fees.

2 The S&P Europe, Pacific and Asia (EPAC) Small Cap Index measures the performance of the smallest companies from the European and Pacific countries represented in the S&P Broad Market Index. The EPAC Small Cap Index represents the bottom 15%of the total market capital of each country. Index returns are adjusted for withholding taxes applicable to Luxembourg holding companies. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 05/01/08.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

Performance data quoted represents past performance and is no guarantee of future results and the information above does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares. Current Fund performance may be lower or higher than performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For the most recent month-end performance, visit the Fund's website at www.quantfunds.com. **Before investing, carefully consider the Fund's investment objectives, risks, charges and expenses. For this and other information obtain the Fund's prospectus by calling (800) 326-2151 or visiting www.quantfunds.com. Please read the prospectus carefully before you invest.**

SCHEDULE OF INVESTMENTS

September 30, 2009 (unaudited)

Common Stock—98.9%

	Shares	Value
BANKS—1.1%		
CoBiz Financial, Inc.	84,898	$ 422,792
Pinnacle Financial Partners, Inc. (a)(b)	42,490	540,048
		962,840
BIOTECHNOLOGY—1.0%		
United Therapeutics Corporation (a)	17,742	869,181
CHEMICALS—1.1%		
LSB Industries, Inc. (a)(b)	63,084	982,218
COMMERCIAL SERVICES & SUPPLIES—5.4%		
Clean Harbors, Inc. (a)	6,458	363,327
Coinstar, Inc. (a)	23,220	765,796
FTI Consulting, Inc. (a)	32,504	1,384,995
Kforce, Inc. (a)	65,799	790,904
Waste Connections, Inc. (a)	56,303	1,624,905
		4,929,927
COMMUNICATIONS EQUIPMENT—4.8%		
Atheros Communications, Inc. (a)	32,475	861,562
Comtech Telecommunications Corp. (a)	25,103	833,921
NICE-Systems, Ltd. (a)(c)	88,697	2,699,937
		4,395,420
COMPUTERS & PERIPHERALS—0.9%		
Synaptics Incorporated (a)(b)	31,907	804,056
CONSTRUCTION & ENGINEERING—0.2%		
Mastec, Inc. (a)	11,920	144,828
CONTAINERS & PACKAGING—2.7%		
Silgan Holdings, Inc.	31,059	1,637,741
Sonoco Products Company	30,160	830,606
		2,468,347
DIVERSIFIED FINANCIALS—2.3%		
Fifth Street Finance Corp.	67,919	742,355
optionsXpress Holdings, Inc. (a)	45,419	784,840
Tower Bancorp, Inc. (a)	23,152	608,203
		2,135,398
DIVERSIFIED TELECOMMUNICATION SERVICES—0.5%		
Hughes Communications, Inc. (a)	15,661	475,155
ELECTRIC UTILITIES—1.1%		
Ormat Technologies, Inc.	25,331	1,034,011

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
ELECTRICAL EQUIPMENT—0.7%		
American Superconductor Corporation (a)	18,078	$ 606,336
ENERGY EQUIPMENT & SERVICES—4.5%		
Core Laboratories N.V. (b)	39,970	4,120,507
FOOD DRUG & RETAILING—2.3%		
United Natural Foods, Inc. (a)	86,520	2,069,558
FOOD PRODUCTS—5.8%		
Central Garden & Pet Company (a)	35,144	412,942
Dean Foods Company (a)	158,458	2,818,968
Diamond Foods, Inc.	59,657	1,892,320
Smart Balance, Inc. (a)	19,220	118,011
		5,242,241
HEALTH CARE EQUIPMENT & SUPPLIES—2.4%		
Haemonetics Corporation (a)	12,508	701,949
SXC Health Solutions, Corp. (a)	1,896	88,714
ZOLL Medical Corporation (a)	62,635	1,347,905
		2,138,568
HEALTH CARE PROVIDERS & SERVICES—4.3%		
Henry Schein, Inc. (a)	29,870	1,640,162
Psychiatric Solutions, Inc. (a)(b)	37,517	1,003,955
Universal Health Services, Inc.	20,881	1,293,160
		3,937,277
HOTELS, RESTAURANTS & LEISURE—0.7%		
California Pizza Kitchen, Inc. (a)	41,839	653,525
INSURANCE—0.8%		
Aspen Insurance Holdings Limited	28,620	757,571
INTERNET SOFTWARE & SERVICES—4.8%		
3PAR, Inc. (a)(b)	45,075	497,178
Athenahealth, Inc. (a)(b)	23,219	890,913
Blue Coat Systems, Inc. (a)	34,497	779,287
Constant Contact, Inc. (a)(b)	45,836	882,343
Internet Capital Group, Inc. (a)	152,145	1,271,932
		4,321,653
IT CONSULTING & SERVICES—3.2%		
Alliance Data Systems Corporation (a)(b)	47,973	2,930,191
MACHINERY—4.0%		
ESCO Technologies, Inc. (a)(b)	29,182	1,149,771
Gardner Denver, Inc. (a)	30,186	1,052,887

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
MACHINERY (continued)		
Harsco Corporation	39,217	$ 1,388,674
		3,591,332
MEDIA—8.2%		
Acacia Research Corporation (a)(b)	119,369	1,039,704
Discovery Communications, Inc. (a)	9,358	270,353
inVentiv Health, Inc. (a)	58,988	986,869
Regal Entertainment Group	314,012	3,868,628
TiVo, Inc. (a)	121,492	1,258,657
		7,424,211
METALS & MINING—4.4%		
Compass Minerals International, Inc. (b)	64,635	3,982,809
OIL & GAS—1.9%		
Aegean Marine Petroleum Network, Inc. (a)	19,529	439,402
Natural Gas Services Group, Inc. (a)(b)	41,147	725,010
SandRidge Energy, Inc. (a)	44,611	578,159
		1,742,571
PERSONAL PRODUCTS—1.2%		
NBTY, Inc. (a)(b)	28,133	1,113,504
REAL ESTATE—11.2%		
AMB Property Corporation	27,608	633,603
Entertainment Properties Trust (b)	129,119	4,408,123
Hersha Hospitality Trust	451,779	1,400,515
Ventas, Inc. (b)	97,208	3,742,508
		10,184,749
SEMICONDUCTOR EQUIPMENT & PRODUCTS—0.4%		
Entegris, Inc. (a)	77,888	385,546
SOFTWARE—4.7%		
Blackboard, Inc. (a)	59,357	2,242,507
STEC, Inc. (a)(b)	30,077	883,963
Ulticom, Inc. (b)	154,514	448,091
Verint Systems, Inc. (a)(b)	48,297	700,307
		4,274,868
SPECIAL RETAIL—2.4%		
Urban Outfitters, Inc. (a)	27,483	829,162
Zumiez, Inc. (a)(b)	81,540	1,338,072
		2,167,234

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
TEXTILES & APPAREL—4.7%		
GUESS?, Inc. (b)	92,673	$ 3,432,608
Phillips-Van Heusen Corporation (b)	19,506	834,662
		4,267,270
WIRELESS TELECOMMUNICATION SERVICES—5.2%		
Crown Castle International Corporation (a)(b)	31,250	980,000
Iridium Communications, Inc.	13,668	154,038
SBA Communications Corporation (a)(b)	133,438	3,606,829
		4,740,867
TOTAL COMMON STOCK		
(Cost $85,035,767)		89,853,769

SHORT TERM INVESTMENTS—1.1%

	Par Value	Value
State Street Bank & Trust Co., Repurchase Agreement .01%, 10/01/09, (Dated 09/30/09), Collateralized by $1,000,000 par U.S. Treasury Bill—zero coupon due 03/25/10, Market Value $999,100, Repurchase Proceeds $977,000 (Cost $977,000)	$ 977,000	$ 977,000
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED)—100.0%		
(Cost $86,012,767)		90,830,769
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—30.3%		
Money Market—30.3%		
JP Morgan Prime Money Market Fund—Inst. (Cost $27,564,722)	27,564,722	27,564,722
TOTAL INVESTMENTS—130.3% (d)		
(Cost $113,577,489)		118,395,491
OTHER ASSETS & LIABILITIES (NET)—(30.3%)		(27,509,055)
NET ASSETS—100%		$ 90,886,436

(a) Non-income producing security
(b) All or a portion of this security was out on loan.
(c) ADR—American Depositary Receipts

QUANT LONG/SHORT FUND

SCHEDULE OF INVESTMENTS

September 30, 2009 (unaudited)
Common Stock—99.7%
Long Positions—129.6%

	Shares	Value
AEROSPACE & DEFENSE—4.7%		
General Dynamics Corporation (b)	12,778	$ 825,459
Lockheed Martin Corporation (b)	14,638	1,142,935
Raytheon Company (b)	10,936	524,600
		2,492,994
AIRLINES—1.7%		
Southwest Airlines Co. (b)	90,993	873,533
AUTOMOBILES—1.7%		
Ford Motor Company (a)(b)	114,596	826,237
Gentex Corporation (b)	1,252	17,716
Johnson Controls, Inc. (b)	1,580	40,385
		884,338
BANKS—8.5%		
Bank of America Corporation (b)	12,815	216,830
Bank of Hawaii Corporation (b)	15,433	641,087
BOK Financial Corporation (b)	1,879	87,035
Cullen/Frost Bankers, Inc. (b)	4,153	214,461
Hudson City Bancorp, Inc. (b)	11,977	157,497
Northern Trust Corporation (b)	16,062	934,166
The Bank of New York Mellon Corporation (b)	42,165	1,222,363
U.S. Bancorp (b)	45,452	993,581
		4,467,020
BEVERAGES—0.1%		
Brown-Forman Corporation (b)	246	11,862
The Pepsi Bottling Group, Inc.	814	29,662
		41,524
BIOTECHNOLOGY—1.0%		
Gilead Sciences, Inc. (a)(b)	11,865	552,672
CHEMICALS—1.7%		
Cabot Corporation (b)	5,810	134,269
CF Industries Holdings, Inc.	289	24,920
Eastman Chemical Company (b)	3,283	175,772
Terra Industries, Inc. (b)	5,415	187,738
The Dow Chemical Company (b)	13,482	351,476
		874,175
COMMUNICATIONS EQUIPMENT—5.4%		
Corning Incorporated (b)	119,776	1,833,771
Motorola, Inc. (b)	84,380	724,824

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
COMMUNICATIONS EQUIPMENT (continued)		
QUALCOMM Incorporated (b)	6,683	$ 300,601
		2,859,196
COMPUTERS & PERIPHERALS—1.9%		
Dell, Inc. (a)(b)	23,601	360,151
Hewlett-Packard Company (b)	9	425
International Business Machines (b)	4,990	596,854
NCR Corporation (a)(b)	3,559	49,185
		1,006,615
CONSTRUCTION ENGINEERING—2.3%		
Fluor Corporation	24,044	1,222,637
DISTRIBUTORS—0.1%		
Genuine Parts Company	1,512	57,547
DIVERSIFIED FINANCIAL SERVICES—12.6%		
American Express Company (b)	34,797	1,179,618
BlackRock, Inc. (b)	2,590	561,564
Discover Financial Services (b)	57,670	935,984
Franklin Resources, Inc. (b)	8,556	860,734
T. Rowe Price Group, Inc. (b)	30,530	1,395,221
The Charles Schwab Corporation (b)	50,912	974,965
Visa, Inc. (b)	10,047	694,348
		6,602,434
DIVERSIFIED TELECOMMUNICATION SERVICES—3.2%		
AT&T Corporation (b)	26,179	707,095
Sprint Nextel Corporation (b)	245,131	968,267
		1,675,362
ELECTRIC UTILITIES—3.5%		
NRG Energy, Inc. (b)	51,275	1,445,442
PPL Corporation (b)	12,334	374,214
		1,819,656
ELECTRONIC EQUIPMENT & INSTRUMENTS—2.2%		
Broadcom Corporation (a)(b)	5,462	167,629
Ingram Micro, Inc. (a)(b)	9,142	154,043
Molex Incorporated (b)	1,172	24,471
Tech Data Corporation (a)(b)	19,049	792,629
		1,138,772

The accompanying notes are an integral part of these financial statements.

QUANT LONG/SHORT FUND

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
ENERGY EQUIPMENT & SERVICES—0.1%		
BJ Services Company (b)	1,691	$ 32,856
FOOD PRODUCTS—4.5%		
Sara Lee Corporation (b)	76,007	846,718
Tyson Foods, Inc. (b)	120,107	1,516,951
		2,363,669
FOOD STAPLES & DRUG RETAILING—4.3%		
BJ's Wholesale Club, Inc. (a)	1	36
Costco Wholesale Corporation (b)	7,666	432,822
SYSCO Corporation (b)	54,628	1,357,506
Walgreen Co. (b)	13,187	494,117
		2,284,481
HEALTH CARE EQUIPMENT & SERVICES—5.0%		
CareFusion Corporation (a)	1,099	23,947
Humana Inc. (a)(b)	3,822	142,561
McKesson Corporation (b)	16,468	980,669
Medtronic, Inc.	416	15,309
Stryker Corporation (b)	21,289	967,159
Zimmer Holdings, Inc. (a)(b)	8,880	474,636
		2,604,281
HEALTH CARE PROVIDERS & SERVICES—2.3%		
Cardinal Health, Inc. (b)	20,290	543,772
Coventry Health Care, Inc. (a)	1,699	33,912
Hill-Rom Holdings, Inc. (b)	6,418	139,784
Tenet Healthcare Corporation (a)(b)	87,765	516,058
		1,233,526
HOTELS, RESTAURANTS & LEISURE—0.3%		
Starbucks Corporation (a)(b)	6,556	135,381
HOUSEHOLD PRODUCTS—0.0%		
Procter & Gamble Company (b)	415	24,037
INDUSTRIAL CONGLOMERATES—2.2%		
KBR, Inc. (b)	48,522	1,130,077
INSURANCE—1.2%		
AFLAC Inc. (b)	1,413	60,392
Torchmark Corporation (b)	6,694	290,720
Unum Group (b)	14,289	306,356
		657,468

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
IT CONSULTING & SERVICES—0.1%		
Sun Microsystems, Inc. (a)(b)	4,453	$ 40,478
MACHINERY—2.6%		
AGCO Corporation (a)(b)	37,059	1,023,940
Harsco Corporation (b)	8,155	288,769
Illinois Tool Works Inc. (b)	410	17,511
Joy Global, Inc. (b)	677	33,132
		1,363,352
MEDIA—5.4%		
Comcast Corporation (b)	141,791	2,394,850
DISH Network Corporation (a)	20,730	399,260
The DIRECTV Group, Inc. (a)(b)	2,522	69,557
		2,863,667
METALS & MINING—0.0%		
Schnitzer Steel Industries, Inc. (b)	283	15,070
OIL & GAS—17.9%		
Chevron Corporation	42,191	2,971,512
Exxon Mobil Corporation (b)	28,433	1,950,788
Hess Corporation	13,421	717,487
Marathon Oil Corporation	1	32
Murphy Oil Corporation (b)	26,448	1,522,611
Occidental Petroleum Corporation (b)	28,559	2,239,026
		9,401,456
PAPER & FOREST PRODUCTS—0.4%		
International Paper Company (b)	7,967	177,107
MeadWestvaco Corporation (b)	193	4,306
Sonoco Products Company (b)	1,747	48,112
		229,525
PERSONAL PRODUCTS—0.4%		
The Estee Lauder Companies, Inc. (b)	5,341	198,044
PHARMACEUTICALS & BIOTECHNOLOGY—13.2%		
Abbott Laboratories	2,535	125,406
AmerisourceBergen Corporation (b)	80,621	1,804,298
Amgen Inc. (a)(b)	32,061	1,931,034
Biogen Idec, Inc. (a)(b)	15,484	782,252
Forest Laboratories, Inc. (a)(b)	3,736	109,988
Johnson & Johnson (b)	8,801	535,893
Merck & Co., Inc. (b)	11,839	374,468
Pfizer Inc. (b)	37,886	627,013

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
PHARMACEUTICALS & BIOTECHNOLOGY (continued)		
Schering-Plough Corporation	9,143	$ 258,290
Wyeth	7,487	363,718
		6,912,360
REAL ESTATE—0.0%		
Public Storage (b)	47	3,536
RETAILING—2.3%		
Big Lots, Inc. (a)(b)	17,037	426,266
RadioShack Corporation (b)	7,159	118,625
The Gap, Inc. (b)	3,866	82,732
Thor Industries, Inc. (b)	7,547	233,580
Williams-Sonoma, Inc. (b)	16,962	343,141
		1,204,344
SEMICONDUCTOR EQUIPMENT—7.3%		
Intel Corporation (b)	116,230	2,274,621
Texas Instruments Inc. (b)	67,007	1,587,396
		3,862,017
SOFTWARE & SERVICES—5.3%		
Computer Sciences Corporation (a)(b)	584	30,783
eBay, Inc. (a)(b)	44,789	1,057,468
Electronic Arts, Inc. (a)(b)	42,926	817,740
Microsoft Corporation (b)	33,387	864,390
		2,770,381
TEXTILES & APPAREL—0.5%		
Guess?, Inc. (b)	6,847	253,613
TOBACCO—1.4%		
Philip Morris International Inc. (a)(b)	14,795	721,108
UTILITIES—0.8%		
Energen Corporation (b)	9,766	420,915
WIRELESS TELECOMMUNICATIONS—1.5%		
NII Holdings, Inc. (a)(b)	25,208	755,736
United States Cellular Corporation (a)(b)	1,038	40,555
		796,291
TOTAL LONG POSITIONS—129.6%		
(Cost $59,347,771)		68,090,408

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

Short Positions—(29.9%)

	Shares	Value
BANKS—(0.9%)		
Comerica Inc.	(3,903)	$ (115,802)
Huntington Bancshares Incorporated	(39,488)	(185,988)
Synovus Financial Corp.	(20,021)	(75,079)
Zions Bancorporation	(6,608)	(118,746)
		(495,615)
BIOTECHNOLOGY—(2.5%)		
BioMarin Pharmaceutical, Inc. (a)	(1)	(18)
Dendreon Corporation (a)	(12,467)	(348,951)
Vertex Pharmaceuticals Incorporated (a)	(25,004)	(947,652)
		(1,296,621)
BUILDING PRODUCTS—(0.4%)		
Owens Corning (a)	(8,744)	(196,303)
COMMERCIAL SERVICES AND SUPPLIES—(0.4%)		
Weight Watchers International, Inc.	(8,460)	(232,142)
COMMUNICATIONS EQUIPMENT—(1.4%)		
Ciena Corporation (a)	(45,357)	(738,412)
CONSTRUCTION & ENGINEERING—(0.1%)		
Eagle Materials, Inc.	(1,331)	(38,040)
DIVERSIFIED FINANCIAL SERVICES—(3.3%)		
Affiliated Managers Group, Inc. (a)	(1,754)	(114,027)
AmeriCredit Corp. (a)	(6,838)	(107,972)
Capital One Financial Corporation	(1)	(36)
First Horizon National Corporation	(18,744)	(247,989)
Jefferies Group, Inc.	(7,176)	(195,402)
Lazard, Ltd	(12,825)	(529,801)
Legg Mason, Inc.	(1,292)	(40,091)
Marshall & Ilsley Corporation	(2,711)	(21,878)
SLM Corporation	(43,665)	(380,759)
The Nasdaq Stock Market, Inc. (a)	(1,167)	(24,565)
The Student Loan Corporation	(1,935)	(89,784)
		(1,752,304)
ELECTRONIC EQUIPMENT & INSTRUMENTS—(0.3%)		
Itron, Inc. (a)	(2,353)	(150,921)
FOOD & STAPLES RETAILING—(0.2%)		
Ralcorp Holdings, Inc. (a)	(1,786)	(104,428)

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
HEALTH CARE EQUIPMENT & SERVICES—(3.0%)		
Hologic, Inc. (a)	(78,808)	$ (1,287,723)
Inverness Medical Innovations, Inc. (a)	(7,699)	(298,182)
		(1,585,905)
HEALTH CARE PROVIDERS & SERVICES—(0.5%)		
DaVita, Inc. (a)	(4,158)	(235,509)
HOUSEHOLD DURABLES—(0.6%)		
Toll Brothers, Inc. (a)	(17,642)	(344,725)
INSURANCE—(1.7%)		
Genworth Financial, Inc.	(20,338)	(243,039)
Hartford Financial Services Group, Inc.	(16,170)	(428,505)
Markel Corporation (a)	(221)	(72,890)
Prudential Financial Inc.	(3,144)	(156,917)
		(901,351)
MACHINERY—(0.3%)		
The Manitowoc Company, Inc.	(14,739)	(139,578)
MEDIA—(1.7%)		
Central European Media Enterprises, Ltd. (a)	(2,193)	(75,110)
Clear Channel Outdoor Holdings, Inc. (a)	(6,615)	(46,305)
Liberty Media Capital (a)	(36,810)	(770,065)
		(891,480)
OIL & GAS—(6.1%)		
El Paso Corporation	(81,405)	(840,100)
EXCO Resources, Inc. (a)	(12,079)	(225,757)
Exterran Holdings, Inc. (a)	(5,060)	(120,124)
Forest Oil Corporation (a)	(3,029)	(59,278)
Plains Exploration & Production Company (a)	(29,439)	(814,283)
Quicksilver Resources, Inc. (a)	(35,660)	(506,015)
SandRidge Energy, Inc. (a)	(25,090)	(325,166)
Teekay Corporation	(13,690)	(299,400)
		(3,190,123)
PHARMACEUTICALS & BIOTECHNOLOGY—(1.5%)		
King Pharmaceuticals, Inc. (a)	(63,893)	(688,128)
Perrigo Company	(2,571)	(87,388)
Valeant Pharmaceuticals International	(335)	(9,400)
		(784,916)

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
REAL ESTATE—(0.7%)		
Apartment Investment and Management Company	(4,435)	$ (65,417)
CB Richard Ellis Group, Inc. (a)	(20,619)	(242,067)
The St. Joe Company	(1,952)	(56,842)
		(364,326)
SEMICONDUCTOR EQUIPMENT—(3.0%)		
Cypress Semiconductor Corporation (a)	(84,394)	(871,790)
Rambus Inc. (a)	(39,947)	(695,078)
		(1,566,868)
SOFTWARE & SERVICES—(0.4%)		
Nuance Communications, Inc. (a)	(15,313)	(229,083)
WIRELESS TELECOMMUNICATIONS—(0.9%)		
SBA Communications Corporation (a)	(17,173)	(464,186)
TOTAL SHORT POSITIONS (29.9%)		
(Proceeds $12,035,555)		(15,702,836)
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED)—99.7%		
(Cost $47,312,216)		52,387,572

INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—15.1%		

	Par Value	Value
Registered Money Market—15.1%		
State Street Navigator Securities Lending Prime Portfolio (Cost $8,243,546)	$8,243,546	$ 8,243,546
TOTAL INVESTMENTS 114.8%		
(Cost $55,555,762)		60,631,118
OTHER ASSETS & LIABILITIES (NET)—(14.8%)		(8,079,210)
NET ASSETS—100%		$ 52,551,908

(a)   Non-Income producing security
(b)   All or a portion of this security was out on loan.

Short Security positions are held with cash collateral from securities loaned.

The percentage of each investment category is calculated as a percentage of net assets.

QUANT EMERGING MARKETS FUND

SCHEDULE OF INVESTMENTS

September 30, 2009 (unaudited)

Common Stock—88.0%

	Shares	Value
BRAZIL—12.0%		
Banco Bradesco SA (c)	72,054	$ 1,433,154
Banco do Brasil SA	169,441	2,981,963
Brasil Telecom Participacoes SA (a)	48,274	889,011
Centrais Eletricas Brasileiras SA (a)	94,743	1,473,561
Companhia de Bebidas das Americas (c)	29,755	2,447,646
Companhia de Saneamento Basico do Estado de Sao Paulo	80,314	1,543,325
Empresa Brasileira de Aeronautica SA (a)	49,971	288,638
Gerdau SA (c)	163,548	2,198,085
Light SA (a)	42,233	587,842
M. Dias Branco SA (a)	4,099	84,195
Petroleo Brasileiro SA	236,314	5,439,930
Petroleo Brasileiro SA (c)	151,567	5,958,099
Redecard SA (a)	39,209	602,094
Souza Cruz SA	44,738	1,568,370
Sul America SA	23,585	504,913
Tele Norte Leste Participacoes SA (c)	94,432	1,774,377
Vivo Participacoes SA (a)(c)	15,831	399,733
		30,174,936
CHILE—0.9%		
Banco Santander Chile (c)	36,283	2,087,724
Enersis SA (c)	14,071	259,610
		2,347,334
CHINA—18.5%		
Bank of China Ltd.	8,126,648	4,278,259
Central China Real Estate Ltd. (a)	1,813,000	474,886
China Construction Bank Corporation	6,374,221	5,099,344
China Foods Ltd. (a)	392,000	271,616
China Mobile Limited	269,417	2,624,626
China Molybdenum Co., Ltd. (a)	1,519,330	1,215,456
China Petroleum & Chemical Corporation	2,955,026	2,516,522
China Pharmaceutical Group Limited	2,281,768	1,274,838
China Telecom Corporation Limited	3,112,462	1,473,892
CNOOC Limited	2,993,829	4,032,951
CNPC Hong Kong Limited	1,612,100	1,279,271
Digital China Holdings Limited	293,000	277,120
Dongfeng Motor Group Company Limited	1,960,140	2,073,941
Geely Automobile Holdings Limited (a)(b)	5,960,000	1,622,648
Golden Eagle Retail Group Ltd. (a)(b)	301,078	504,254
Great Eagle Holdings Limited (a)	82,000	203,994
GZI Real Estate Investment Trust	661,000	243,076
Hang Seng Bank Limited (a)	50,100	721,435

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
CHINA (continued)		
Hopewell Holdings Limited (a)	350,500	$ 1,101,241
Huabao International Holdings Limited (a)	811,587	870,225
Industrial & Commercial Bank of China Ltd.	753,896	567,121
Lite-On Technology Corp.	638,405	837,028
NetEase.com, Inc. (a)(c)	320	14,618
Renhe Commercial Holdings	6,828,000	1,374,402
Shanghai Industrial Holdings Limited	95,000	429,642
Shenzhen International Holdings Limited	12,070,952	825,492
Shenzhou International Group	429,000	430,658
Sino Biopharmaceutical Limited	1,244,000	287,322
Sinolink Worldwide Holdings Limited	3,532,000	888,691
Sinotrans Shipping Limited	2,433,500	982,814
Skyworth Digital Holdings Limited	2,932,000	1,358,169
Tencent Holdings Limited	175,407	2,835,917
TPV Technology Limited (a)	496,000	307,198
Yanzhou Coal Mining Company Limited	1,413,335	2,024,247
Zhejiang Expressway Co., Ltd., (a)	1,389,358	1,220,834
		46,543,748
CZECH REPUBLIC—0.7%		
Komercni Banka AS	9,286	1,849,372
EGYPT—0.1%		
Commercial International Bank	34,965	368,397
HUNGARY—0.8%		
Egis Gyogyszergyar Nyrt.	3,503	372,515
Magyar Telekom Telecommunications PLC	355,278	1,551,715
		1,924,230
INDONESIA—2.7%		
PT Aneka Tambang Tbk (a)	5,423,500	1,374,814
PT Astra International Tbk (a)	373,747	1,289,650
PT Bank Mandiri (a)	3,579,000	1,740,435
PT Bank Rakyat Indonesia (a)	2,074,500	1,609,803
PT Semen Gresik Tbk	1,074,500	700,398
		6,715,100
ISRAEL—1.1%		
Partner Communications Company Ltd.	70,430	1,329,608
Teva Pharmaceutical Industries Ltd.	30,862	1,547,396
		2,877,004

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
MALAYSIA—2.4%		
British American Tobacco Malaysia Berhad	24,993	$ 318,027
Hong Leong Bank Berhad (a)	114,400	217,165
Hong Leong Financial Group Berhad (a)	12,000	18,654
KLCC Property Holdings Berhad (a)	137,400	131,802
Lafarge Malayan Cement Berhad	192,400	348,555
Public Bank Berhad	436,294	1,285,813
RHB Capital Berhad	229,900	336,779
Telekom Malaysia Berhad	1,446,900	1,283,439
Tenaga Nasional Berhad	871,746	2,062,872
		6,003,106
MEXICO—2.9%		
America Movil SAB de C.V., Series L	428,081	938,307
Banco Compartamos SA de C.V. (a)(b)	171,459	627,002
Cemex SAB de C.V. (a)(c)	31,338	404,887
Coca-Cola Femsa SAB de C.V., Series L (a)	20,258	97,312
Embotelladoras Arca SAB de C.V. (a)	37,774	93,500
Gruma SAB de C.V. (a)	252,098	442,244
Grupo Bimbo SAB de C.V., Series A (a)	144,990	808,434
Grupo Carso SAB de C.V., Series A	327,665	1,059,932
Grupo Mexico SAB de C.V., Series B (a)	269,953	498,196
Grupo Simec SA de C.V., Series B (a)	66,767	177,299
Grupo Televisa SA (c)	105,757	1,966,023
Industrias CH SAB de C.V. Series B (a)	52,499	184,232
		7,297,368
PHILIPPINES—0.8%		
Metropolitan Bank & Trust Company	124,100	100,841
Petron Corporation (a)	2,814,161	302,917
Philippines Long Distance Telelephone Company (c)	19,447	999,576
SM Investments Corporation (a)	73,390	503,414
		1,906,748
POLAND—0.8%		
Asseco Poland SA	17,863	383,523
KGHM Polska Miedz SA	54,226	1,627,684
		2,011,207
RUSSIA—7.0%		
Evraz Group SA (a)(d)	55,197	1,437,882
Gazprom (c)	288,663	6,711,415
LUKOIL (c)	81,169	4,399,360
Mobile TeleSystems (a)(c)	23,478	1,133,283

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
RUSSIA (continued)		
Novolipetsk Steel (a)(d)	20,359	$ 518,136
Severstal (a)(d)	286,061	2,205,530
Surgutneftegaz (a)(c)	142,086	1,216,256
		17,621,862
SINGAPORE—0.5%		
Yangzijiang Shipbuilding Holdings Limited (a)	1,995,000	1,366,438
SOUTH AFRICA—5.7%		
Absa Group Limited	152,950	2,433,088
ArcelorMittal South Africa Limited	141,591	2,252,392
Barloworld Limited (a)	185,648	1,205,906
Group Five Limited	27,845	162,231
Investec Limited	186,817	1,414,841
Kumba Iron Ore Limited	44,944	1,477,578
Metropolitan Holdings Limited	738,880	1,252,771
Remgro Limited	45,732	537,132
Sanlam Limited (a)	626,653	1,703,805
Santam Limited	28,915	339,229
Vodacom Group (Proprietary) Limited (a)	127,137	946,344
Woolworths Holdings Limited	355,762	761,657
		14,486,974
SOUTH KOREA—13.7%		
Busan Bank	143,180	1,591,902
Cheil Worldwide Inc. (a)	3,417	842,468
Daegu Bank (a)	105,590	1,514,510
Daewoo Shipbuilding & Marine Engineering Co., Ltd. (a)	9,290	135,615
Daishin Securities Company (a)	89,830	1,235,091
Dongbu Insurance Co., Ltd.	7,160	219,677
Hanwha Chemical Corporation (a)	129,280	1,404,442
Hyosung Corporation (a)	10,561	606,815
Hyundai Department Store Co., Ltd. (a)	24,697	2,305,682
Hyundai Heavy Industries Co., Ltd. (a)	7,650	1,168,682
Kangwon Land, Inc. (a)	76,720	1,132,975
Korea Zinc Co., Ltd. (a)	16,173	2,408,964
KP Chemical Corp. (a)	123,744	793,978
LG Chem Ltd. (a)	17,951	3,336,532
LG Corp.	40,727	2,730,688
LG Display Co., Ltd. (a)	62,110	1,786,997
LG Electronics, Inc.	20,002	2,130,491
LS Industrial Systems Co., Ltd. (a)	11,887	938,248
Samsung Electronics Co., Ltd.	6,932	4,794,891

QUANT EMERGING MARKETS FUND

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
SOUTH KOREA (continued)		
Samsung Heavy Industries Co., Ltd. (a)	64,866	$ 1,409,352
SK Holdings Co., Ltd.	6,520	622,533
Woori Investment & Securities Co., Ltd. (a)	94,180	1,338,863
		34,449,396
TAIWAN—11.9%		
Advanced Semiconductor Engineering Inc.	949,000	780,797
AU Optronics Corp.	2,391,592	2,324,787
China Bills Finance Corporation	509,470	145,323
Compal Electronics, Inc.	1,609,005	1,874,370
CTCI Corporation	350,000	340,768
Eternal Chemical Co., Ltd. (a)	474,000	478,453
Formosa Plastics Corporation (a)	377,679	769,503
Fubon Financial Holding Co., Ltd. (a)	1,034,000	1,167,544
HannStar Display Corporation (a)	320,181	70,315
Hua Nan Financial Holdings Co., Ltd.	1,407,768	884,562
KGI Securities Co., Ltd. (a)	385,668	207,542
Macronix International Co., Ltd.	1,733,136	954,227
MediaTek, Inc.	170,852	2,848,596
Quanta Computer, Inc.	1,386,082	2,910,306
Siliconware Precision Industries Company	1,136,422	1,604,876
Taiwan Cooperative Bank	703,383	433,215
Taiwan Semiconductor Manufacturing Company Ltd.	2,977,962	5,974,821
TSRC Corp.	661,000	760,763
U-Ming Marine Transport Corporation	603,485	1,015,570
United Microelectronics Corporation (a)	4,461,593	2,185,831
Wistron Corporation	724,943	1,348,500
WPG Holdings Co., Ltd. (a)	551,529	780,595
		29,861,264
THAILAND—3.4%		
Bangkok Bank PCL (b)(e)	375,500	1,359,937
CP ALL PCL	806,572	485,247
Krung Thai Bank PCL (e)	5,057,926	1,074,866
PTT Chemical PCL	155,681	341,324
PTT Exploration & Production PCL	364,460	1,576,308
PTT PCL	190,611	1,483,354
Siam Cement PCL (a)(e)	192,640	1,280,038
Siam Commercial Bank PCL	136,638	346,094
Thai Airways International PCL (a)	891,200	594,845
		8,542,013

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
TURKEY—2.1%		
Akbank TAS (a)	50,173	$ 290,603
Akcansa Cimento AS (a)	30,177	121,944
Albaraka Turk Katilim Bankasi AS (a)	80,540	111,198
Turkcell Iletisim Hizmetleri AS	134,767	962,103
Turkiye Halk Bankasi AS (a)	258,194	1,530,245
Turkiye Is Bankasi	553,940	2,163,828
		5,179,921
TOTAL COMMON STOCK		
(Cost $180,277,314)		221,526,418

Preferred Stock—3.5%

	Shares	Value
BRAZIL—3.5%		
Companhia Brasileira de Distribuicao Grupo Pao de Acucar	47,108	1,327,322
Companhia Paranaense de Energia-Copel	14,404	254,468
Eletropaulo Metropolitana SA	88,250	1,802,746
Itau Unibanco Holding SA	38,277	770,048
Metalurgica Gerdau SA (a)	98,721	1,649,476
Telemar Norte Leste SA	33,881	1,111,006
Telecomunicacoes de Sao Paulo SA	31,198	780,763
Vale SA (a)	64,086	1,321,770
TOTAL PREFERRED STOCK		
(Cost $6,788,534)		9,017,599

Exchange Traded Funds—8.2%

	Shares	Value
INDIA—7.9%		
iPath MSCI India Index ETN (a)	111,402	6,564,920
PowerShares India Portfolio	171,659	3,634,021
WisdomTree India Earnings Fund	461,276	9,700,634
		19,899,575
OTHER—0.3%		
iShares MSCI Emerging Markets Index Fund	20,187	785,476
TOTAL EXCHANGE TRADED FUNDS		
(Cost $18,020,282)		20,685,051

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

Short Term Investments—0.1%

	Par Value	Value
State Street Bank & Trust Co., Repurchase Agreement .01%, 10/01/09, (Dated 09/30/09), Collateralized by $200,000 U.S. Treasury Bills—zero coupon due 03/25/10, Market Value $199,820, Repurchase Proceeds $192,000 (Cost $192,000)	$ 192,000	$ 192,000
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED) (Cost $205,278,130)		251,421,068
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—1.6%		
Money Market—1.6%		
JP Morgan Prime Money Market Fund—Inst. (Cost $4,052,135)	4,052,135	4,052,135
TOTAL INVESTMENTS—101.4% (Cost $209,330,265)		255,473,203
OTHER ASSETS & LIABILITIES (Net)—(1.4%)		(3,606,305)
NET ASSETS—100%		$251,866,898

(a)   Non-income producing security.
(b)   All or a portion of this security was out on loan.
(c)   ADR—American Depositary Receipts
(d)   GDR—Global Depositary Receipts
(e)   NVDR—Non Voting Depositary Receipts

The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Common, Preferred Stock, and Exchange Traded Funds)

Financials	21.3%
Energy	14.2%
Information Technology	13.8%
Materials	13.3%
Exchange Traded Funds	8.2%
Industrials	7.4%
Telecommunication Services	7.3%
Consumer Discretionary	6.7%
Utilities	3.5%
Consumer Staples	2.9%
Health Care	1.4%

SCHEDULE OF INVESTMENTS

September 30, 2009 (unaudited)

Common Stock—95.2%

	Shares	Value
AUSTRALIA—2.4%		
BHP Billiton Ltd.	341,850	$ 11,377,972
AUSTRIA—2.1%		
Andritz AG	207,460	10,342,697
BELGIUM—4.2%		
KBC Groep N.V. (a)	230,385	11,568,168
Solvay S.A.	84,380	8,757,735
		20,325,903
CANADA—2.6%		
Methanex Corporation	719,207	12,496,061
FINLAND—9.3%		
Cargotec Corp., Class B	386,850	9,099,730
Kone Corporation OYJ-B	376,800	13,846,193
Konecranes OYJ	275,280	7,844,467
Yit OYJ	726,067	13,818,276
		44,608,666
FRANCE—6.1%		
Christian Dior S.A.	125,573	12,399,378
Imerys S.A.	84,552	4,850,382
Technip S.A.	188,600	12,042,753
		29,292,513
GERMANY—10.1%		
BASF SE	205,700	10,895,889
Demag Cranes AG	128,000	4,594,988
Hannover Rueckvers	181,700	8,327,510
Muenchener Ruckvers AG	41,100	6,555,226
Symrise AG	494,700	9,429,446
Tognum AG	507,500	8,671,191
		48,474,250
INDIA—2.5%		
Infosys Technologies Ltd (b)	48,800	2,366,312
State Bank of India (b)	105,000	9,544,500
		11,910,812
IRELAND—9.1%		
Bank of Ireland	715,939	3,581,805
CRH PLC	413,406	11,459,105
Greencore Group PLC	4,411,976	10,134,206

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
IRELAND (continued)		
Smurfit Kappa PLC (a)	2,342,260	$ 18,502,427
		43,677,543
ITALY—2.8%		
Trevi Finanziaria SpA	776,466	13,505,297
JAPAN—13.4%		
Asahi Breweries Ltd.	460,500	8,448,031
Culture Convenience Club Co., Ltd.	429,900	2,805,001
Iino Kaiun Kaisha, Ltd.	1,076,000	5,217,407
Kansai Electric Power Company Inc.	389,700	9,448,064
KDDI Corporation	1,204	6,806,592
Meiji Dairies Corporation	186,300	7,971,946
Nippon Yusen Kabushiki Kaisha	2,061,000	7,990,246
Showa Denko K.K.	3,379,000	6,908,631
Tokyo Electric Power Company Inc.	343,300	9,032,696
		64,628,614
NORWAY—2.3%		
Camillo Eitzen & Co. ASA	588,679	698,759
DnB NOR ASA (a)	890,626	10,309,705
		11,008,464
SOUTH AFRICA—1.9%		
Metorex Ltd. (a)	4,759,918	2,082,287
Sasol Ltd.	190,535	7,132,907
		9,215,194
SOUTH KOREA—5.1%		
Samsung Electronics Company Ltd.	24,085	16,659,686
SK Telecom Company Ltd.	51,793	8,022,255
		24,681,941
SWEDEN—6.9%		
Autoliv Inc.	237,234	7,971,062
Duni AB	1,179,500	7,944,696
Investor AB	502,056	9,155,698
Svenska Handelsbanken AB	328,500	8,379,862
		33,451,318
SWITZERLAND—1.6%		
Novartis AG	155,500	7,770,130
THAILAND—1.9%		
Thai Oil Plc	6,724,400	9,107,426

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
UNITED KINGDOM—10.9%		
Barratt Developments PLC (a)	2,975,894	$ 11,686,009
Bellway PLC	937,770	12,462,643
Lloyds TSB Group PLC (a)	2,812,529	4,667,131
Persimmon PLC (a)	1,109,088	8,100,015
Taylor Wimpey PLC (a)	23,010,191	15,508,963
		52,424,761
TOTAL COMMON STOCK		
(Cost $567,856,157)		458,299,562

Short Term Investments—4.9%

	Par Value	Value
COMMERCIAL PAPER—4.9%		
State Street Global Advisors FDS, 0.06%, due 10/01/2009		
(Cost $18,728,649)	$18,728,649	18,728,649
Toyota Motor Credit, 0.04%, due 10/01/2009		
(Cost $4,926,000)	$ 4,926,000	4,926,000
TOTAL SHORT TERM INVESTMENTS—4.9%		23,654,649
TOTAL INVESTMENTS—100.1%		
(Cost $591,510,806)		481,954,211
OTHER ASSETS & LIABILITIES (NET)—(0.1%)		(262,546)
NET ASSETS—100%		$481,691,665

(a) Non-income producing security
(b) ADR—American Depository Receipts

The percentage of each investment category is calculated as a percentage of net assets.

SECTOR ALLOCATIONS
(as a percentage of Total Common and Preferred Stock)

Materials	21.1%
Industrials	20.9%
Consumer Discretionary	17.2%
Financials	15.7%
Energy	6.2%
Consumer Staples	5.8%
Information Technology	4.2%
Utilities	4.0%
Telecommunication Services	3.2%
Health Care	1.7%

The accompanying notes are an integral part of these financial statements.

QUANT FOREIGN VALUE SMALL CAP FUND

SCHEDULE OF INVESTMENTS

September 30, 2009 (unaudited)

Common Stock—89.2%

	Shares	Value
AUSTRALIA—1.8%		
Austal Limited	623,200	$ 1,429,365
BELGIUM—1.8%		
Barco NV (a)	32,100	1,399,333
CAMBODIA—1.7%		
NagaCorp Ltd.	10,124,937	1,332,564
CHINA—9.0%		
Sichuan Expressway Company Limited	3,548,000	1,405,457
Sichuan Xinhua Winshare Chainstore Co., Ltd.	3,818,500	1,399,287
Sinopec Kantons Holdings Limited	4,500,400	1,550,450
VTech Holdings Limited	165,200	1,422,842
		5,778,036
FRANCE—1.8%		
Bonduelle SA	13,700	1,404,877
GERMANY—1.8%		
Demag Cranes AG	40,800	1,464,652
INDIA—9.5%		
KRBL Limited Derivative (a)	489,500	1,502,765
LIC Housing Finance Ltd. Derivative	102,900	1,651,545
NIIT Technologies Derivative	550,300	1,408,768
South Indian Bank Derivative	570,600	1,472,148
Usha Martin Group Derivative	1,036,900	1,451,660
		7,486,886
IRELAND—9.4%		
Glanbia plc	343,400	1,456,794
Grafton Group plc	269,000	1,526,806
Greencore Group plc	645,546	1,482,609
IFG Group plc	633,700	1,381,242
United Drug	456,200	1,541,584
		7,389,035
ITALY—3.3%		
De'Longhi SpA	366,100	1,340,213
Trevi Finanziaria SpA	73,700	1,281,885
		2,622,098
JAPAN—5.4%		
Accordia Golf Co., Ltd.	1,453	1,376,620
Culture Convenience Club Co., Ltd.	223,000	1,455,025
Iino Kaiun Kaisha, Ltd.	291,700	1,414,422
		4,246,067

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
NORWAY—5.4%		
ABG Sundal Collier Holding ASA	1,163,000	$ 1,448,895
SpareBank 1 Nord-Norge	167,680	1,407,174
SpareBank 1 Midt-Norge	80,900	1,434,819
		4,290,888
RUSSIA—2.1%		
Bank Vozrozhdenie	41,000	1,637,540
SINGAPORE—5.4%		
Breadtalk Group Ltd.	3,485,000	1,286,252
China Fishery Group Limited	1,460,300	1,502,899
MobileOne	1,196,100	1,502,660
		4,291,811
SOUTH AFRICA—3.2%		
Metorex Limited (a)	2,324,900	1,017,057
New Clicks Holdings	496,600	1,507,542
		2,524,599
SWEDEN—5.0%		
Duni AB	191,777	1,291,742
Nolato AB	168,500	1,322,104
Transcom WorldWide S.A. (a)	308,900	1,328,069
		3,941,915
SWITZERLAND—3.5%		
Bobst Group SA (a)	34,437	1,324,181
Vetropack Holding AG	826	1,405,788
		2,729,969
UNITED KINGDOM—20.8%		
Alternative Networks plc	723,900	1,233,680
Character Group plc (a)	1,402,900	1,571,444
Clarkson plc	98,304	1,348,113
CSR plc (a)	185,300	1,390,961
Filtrona plc	526,000	1,420,798
Galliford Try	1,429,789	1,338,450
Halfords Group plc	253,553	1,429,000
Hampson Industries plc	829,951	966,184
Healthcare Locums plc	358,600	1,497,700
Keller Group plc	122,300	1,422,771
The Restaurant Group plc	457,600	1,413,245
Vitec Group plc	241,561	1,410,892
		16,443,238

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

	Shares	Value
TOTAL COMMON STOCK		
(Cost $61,185,461)		$70,412,873
Preferred Stock—2.1%		
GERMANY—2.1%		
Drägerwerk AG		
(Cost $1,511,493)	42,800	1,640,382
Exchange Traded Funds—3.7%		
OTHER—3.7%		
iShares MSCI EAFE Small Cap Index Fund	39,600	1,437,084
SPDR S&P International Small Cap Fund	56,600	1,448,960
TOTAL EXCHANGE TRADED FUNDS		
(Cost $2,736,503)		2,886,044

Short Term Investments—13.1%	Par Value	Value
COMMERCIAL PAPER—13.1%		
State Street Global Advisors FDS, 0.060%, due 10/01/2009 (Cost $5,245,540)	$5,245,540	$ 5,245,540
Toyota Motor Credit, 0.04%, due 10/01/2009 (Cost $5,098,000)	$5,098,000	5,098,000
TOTAL SHORT TERM INVESTMENTS—13.1%		10,343,540
TOTAL INVESTMENTS—108.1%		
(Cost $75,776,997)		85,282,839
OTHER ASSETS & LIABILITIES (NET)—(8.1%)		(6,364,201)
NET ASSETS—100%		$78,918,638

(a) Non-income producing security

The percentage of each investment category is calculated as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

September 30, 2009 (unaudited)

SECTOR ALLOCATIONS
(as a percentage of Total Common, Preferred Stock and Exchange Traded Funds)

Industrials	23.8%
Consumer Discretionary	18.8%
Financials	13.9%
Consumer Staples	11.5%
Information Technology	11.0%
Health Care	6.2%
Materials	5.1%
Exchange Traded Funds	3.9%
Telecommunication Services	3.7%
Energy	2.1%

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2009 (unaudited)

	Small Cap	Long/Short
Assets:		
Investments at value (Includes collateral from securities on loan of $27,564,722; $8,243,546; $4,052,135; $0: $0, respectively)* (Note 2)	$117,418,491	$76,333,954
Repurchase agreements/commercial paper	977,000	—
Foreign currency at value (Cost $382,231 for Emerging Markets, $277,905 for Foreign Value, and $63,795 for Foreign Value Small Cap)	—	—
Cash	1,763	222,034
Dividend, interest and foreign tax reclaims receivable	106,517	66,017
Receivable for investments sold	576,722	—
Receivable for shares of beneficial interest sold	67,043	111,243
Unrealized gain/(loss) on forward foreign currency contracts (Note 2)	—	—
Other assets	13,863	7,527
Total Assets	119,161,399	76,740,775
Liabilities:		
Securities sold short , at value (proceeds of $12,035,555)	—	15,702,836
Payable for investments purchased	379,977	—
Payable for shares of beneficial interest repurchased	156,000	147,686
Payable to broker on securities sold short	—	—
Payable for compensation of manager (Note 3)	73,673	43,579
Payable for distribution fees (Note 3)	17,108	10,870
Payable to custodian	16,917	3,720
Payable to transfer agent (Note 3)	11,788	14,547
Payable for collateral received for securities loaned	27,564,722	8,243,546
Payable for foreign capital gain tax	—	—
Payable For dividend expense on securities sold short	—	7,953
Unrealized gain/(loss) on forward foreign currency contracts (Note 2)	—	—
Other accrued expenses and liabilities	54,778	14,130
Total Liabilities	28,274,963	24,188,867
Net Assets	$ 90,886,436	$52,551,908

STATEMENT OF ASSETS AND LIABILITIES (continued)

September 30, 2009 (unaudited)

	Emerging Markets	Foreign Value	Foreign Value Small Cap
	$255,281,203	$458,299,562	$74,939,299
	192,000	23,654,649	10,343,540
	384,370	284,089	63,894
	1,761	—	—
	737,186	958,633	219,580
	2,023,968	—	1,122,622
	108,812	266,871	21,500
	—	—	—
	8,305	36,614	32,307
	258,737,605	496,500,418	86,742,742
	—	—	—
	1,486,323	—	7,717,590
	554,821	872,066	1,501
	—	—	—
	207,742	380,289	56,101
	47,646	79,853	12,706
	28,096	39,217	2,813
	37,617	93,539	10,411
	4,052,135	—	—
	377,425	276,646	1,585
	—	—	—
	—	—	—
	78,902	67,143	21,397
	6,870,707	14,808,753	7,824,104
	$251,866,898	$481,691,665	$78,918,638

STATEMENT OF ASSETS AND LIABILITIES (continued)

September 30, 2009 (unaudited)

	Small Cap	Long/Short
Net Assets Consist Of :		
Shares of beneficial interest	$123,917,333	$ 73,687,209
Underdistributed/(overdistributed) net investment income	931,548	30,636
Accumulated net realized gain/(loss) on investments and foreign denominated assets, liabilities and currency	(38,780,447)	(26,463,327)
Unrealized appreciation/(depreciation) of investments and foreign denominated assets, liabilities and currency	4,818,002	5,297,390
Net Assets	$ 90,886,436	$ 52,551,908
Investments at cost	$113,577,489	$ 67,591,317
Net assets		
Ordinary Shares	$ 84,485,089	$ 51,829,125
Institutional Shares	$ 6,401,347	$ 722,783
Shares of beneficial interest outstanding (unlimited number of shares authorized)		
Ordinary Shares	5,981,163	5,004,116
Institutional Shares	401,872	67,491
Net asset value and offering price per share**		
Ordinary Shares	$ 14.13	$ 10.36
Institutional Shares	$ 15.93	$ 10.71

* Includes securities on loan to brokers with market value of $26,985,226; $8,011,166; $3,770,755; $0; $0, respectively.

** Prior to August 07, 2008, a deferred sales charge of 1% of the net asset value of the Ordinary Shares redeemed was withheld and paid to the Distributor. The fee was eliminated on this date. No deferred sales charge is withheld from redemptions of Institutional Shares. Prior to July 30, 2007 a redemption fee of 2% was withheld and paid to the Funds on redemptions of Institutional Shares made within 60 days of purchase. The fee was eliminated on this date.

STATEMENT OF ASSETS AND LIABILITIES (continued)

September 30, 2009 (unaudited)

	Emerging Markets	Foreign Value	Foreign Value Small Cap
	$ 310,574,053	$ 772,185,509	$69,961,680
	2,432,844	13,996,968	495,387
	(107,010,873)	(194,710,174)	(1,040,077)
	45,870,874	(109,780,638)	9,501,648
	$ 251,866,898	$ 481,691,665	$78,918,638
	$ 209,330,265	$ 604,510,806	$75,776,997
	$ 230,348,604	$ 409,275,721	$71,959,871
	$ 21,518,294	$ 72,415,944	$ 6,958,767
	12,149,794	33,842,830	7,748,031
	1,121,751	5,985,544	748,448
	$ 18.96	$ 12.09	$ 9.29
	$ 19.18	$ 12.10	$ 9.30

QUANT FUND

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2009 (unaudited)

	Small Cap	Long/Short
Investment Income:		
Dividends*	$ 1,389,685	$ 555,273
Interest	76	—
Sec Lending Income	52,599	32,548
Miscellaneous	467	467
Total Investment Income	1,442,827	588,288
Expenses:		
Dividend expense on securities sold short	—	61,792
Stock loan fees	—	30,898
Compensation of manager (Note 3)	409,154	250,594
Distribution fees, Ordinary Shares (Note 3)	93,429	61,788
Administrative Fees (Note 3)	14,376	8,885
Custodian and fund accounting fees	32,300	44,428
Transfer agent fees (Note 3):		
Ordinary Shares	65,314	43,587
Institutional Shares	5,881	684
Audit and legal	13,317	8,305
Registration fees	19,071	15,847
Insurance	5,350	3,337
Compensation of trustees (Note 3)	6,195	3,859
Printing	14,334	8,950
Miscellaneous	20,583	14,705
Total expenses before waivers/ reimbursements/reductions	699,304	557,659
Waivers and/or reimbursements of expenses (Note 3)	—	—
Fees reduced by credits allowed by custodian (Note 3)	—	(7)
Expenses, Net	699,304	557,652
Net investment income/(loss)	743,523	30,636
Realized and unrealized gain/(loss) on investments, foreign currency, and foreign translation:		
Net realized gain/(loss) (Note 2) on:		
Investments	(2,771,491)	4,063,717
Securities sold short transactions		(6,702,180)
Foreign denominated assets, liabilities, and currency	—	—
Change in unrealized appreciation/(depreciation) of:		
Investments	28,030,048	16,740,764
Securities sold short transactions	—	(3,084,950)
Foreign denominated assets, liabilities, and currency	—	—
Net realized and unrealized gain/(loss) on investment and foreign currency	25,258,557	11,017,351
Net increase/(decrease) in net assets resulting from operations	$26,002,080	$11,047,987

* Dividends are net of withholding taxes of $5,780 for Small Cap., net of foreign withholding taxes of $805,181 for Emerging Markets, $578,055 for Foreign Value, and $29,225 for Foreign Value Small Cap.

STATEMENT OF OPERATIONS (continued)

Six Months Ended September 30, 2009 (unaudited)

Emerging Markets	Foreign Value	Foreign Value Small Cap
$ 4,653,932	$ 3,885,907	$ 852,303
(507)	6,732	3,099
13,841	400,935	
500	467	
4,667,766	4,294,041	855,402
—	—	—
—	—	—
1,177,988	1,789,137	213,355
265,663	366,100	46,541
41,229	58,424	6,252
200,800	129,240	20,651
174,308	250,016	30,222
18,575	54,332	4,375
38,086	53,687	5,706
29,464	35,954	10,798
15,211	21,270	2,232
17,723	25,068	2,679
40,960	57,457	6,060
49,582	68,018	11,557
2,069,589	2,908,703	360,428
—	—	—
—	(3)	(3)
2,069,589	2,908,700	360,425
2,598,177	1,385,341	494,977
(8,059,773)	(66,663,455)	(55,367)
(146,488)	2,953	17,178
109,655,466	247,578,829	23,627,654
—	—	
(139,902)	(200,272)	(4,702)
101,309,303	180,718,055	23,584,763
$103,907,480	$182,103,396	$24,079,740

QUANT FUND

STATEMENT OF CHANGES IN NET ASSETS

	Small Cap	
	Six Months Ended September 30, 2009	Year Ended March 31, 2009
	(unaudited)	
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 743,523	$ 373,179
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	(2,771,491)	(36,195,225)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	28,030,048	(31,601,323)
Net increase/(decrease) from operations	26,002,080	(67,423,369)
Distributions to shareholders from:		
Net investment income		
Ordinary shares	—	—
Institutional shares	—	—
Net realized gains		
Ordinary shares	—	(381,648)
Institutional shares	—	(40,740)
Total distributions	—	(422,388)
Fund share transactions (Note 8)	(4,339,633)	(7,161,857)
Contributions to capital from investment manager/brokers	25	82
Increase/(decrease) in net assets	21,662,472	(75,007,532)
Net assets beginning of period	69,223,964	144,231,496
Net assets end of period*	$90,886,436	$ 69,223,964
* Includes undistributed net investment income/(loss) of:	$ 931,548	$ 188,025

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Long/Short	
	Six Months Ended September 30, 2009	Year Ended March 31, 2009
	(unaudited)	
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 30,636	$ (229,042)
Net realized gain/(loss) on investments Foreign denominated assets, liabilities, and currency	(2,638,463)	(23,010,657)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	13,655,814	(6,796,334)
Net increase/(decrease) from operations	11,047,987	(30,036,033)
Distributions to shareholders from:		
Net investment income		
Ordinary shares	—	(59,856)
Institutional shares	—	(3,214)
Net realized gains		
Ordinary shares	—	—
Institutional shares	—	—
Total distributions	—	(63,070)
Fund share transactions (Note 8)	(2,094,629)	2,920,805
Contributions to capital from investment manager/brokers	677	—
Increase/(decrease) in net assets	8,954,035	(27,178,298)
Net assets beginning of period	43,597,873	70,776,171
Net assets end of period*	$52,551,908	$ 43,597,873
* Includes undistributed net investment income/(loss) of:	$ 30,636	$ —

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Emerging Markets	
	Six Months Ended September 30, 2009	Year Ended March 31, 2009
	(unaudited)	
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 2,598,177	$ 5,928,753
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	(8,206,261)	(99,226,631)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	109,515,564	(169,104,542)
Net increase/(decrease) from operations	103,907,480	(262,402,420)
Distributions to shareholders from:		
Net investment income		
Ordinary shares	—	(5,862,199)
Institutional shares	—	(959,785)
Net realized gains		
Ordinary shares	—	(1,700,443)
Institutional shares	—	(252,143)
Total distributions	—	(8,774,570)
Fund share transactions (Note 8)	(41,837,580)	(70,992,161)
Contributions to capital from investment manager/brokers	—	3,640
Increase/(decrease) in net assets	62,069,900	(342,165,511)
Net assets beginning of period	189,796,998	531,962,509
Net assets end of period*	$251,866,898	$ 189,796,998
* Includes undistributed net investment income/(loss) of:	$ 2,432,844	$ (165,333)

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Foreign Value	
	Six Months Ended September 30, 2009	Year Ended March 31, 2009
	(unaudited)	
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 1,385,341	$ 13,529,799
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	(66,660,502)	(127,091,858)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	247,378,557	(327,704,407)
Net increase/(decrease) from operations	182,103,396	(441,266,466)
Distributions to shareholders from:		
Net investment income		
Ordinary shares	—	(2,839,312)
Institutional shares	—	(913,157)
Net realized gains		
Ordinary shares	—	(36,958,948)
Institutional shares	—	(8,845,161)
Total distributions	—	(49,556,578)
Fund share transactions (Note 8)	58,700,602	(190,425,771)
Contributions to capital from investment manager/brokers	—	1,812
Increase/(decrease) in net assets	240,803,998	(681,247,003)
Net assets beginning of period	240,887,667	922,134,670
Net assets end of period*	$481,691,665	$ 240,887,667
* Includes undistributed net investment income/(loss) of:	$ 13,996,968	$ 12,611,627

QUANT FUND

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Foreign Value Small Cap	
	Six Months Ended September 30, 2009	Period Ended March 31, 2009
	(unaudited)	
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 494,977	$ 129,233
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	(38,189)	(979,743)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	23,622,952	(14,121,304)
Net increase/(decrease) from operations	24,079,740	(14,971,814)
Distributions to shareholders from:		
Net investment income		
Ordinary shares	—	(113,257)
Institutional shares	—	(27,588)
Net realized gains		
Ordinary shares	—	(56,483)
Institutional shares	—	(12,325)
Total distributions	—	(209,653)
Fund share transactions (Note 8)	32,268,691	37,751,610
Contributions to capital from investment manager/brokers	—	64
Increase/(decrease) in net assets	56,348,431	22,570,207
Net assets beginning of period	22,570,207	—
Net assets end of period*	$78,918,638	22,570,207
* Includes undistributed net investment income/(loss) of:	$ 495,387	410

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Six Months Ended September 30, 2009 (unaudited)

Increase(Decrease) in cash—
Cash flows from operating activities:

Net increase/(decrease) in net assets from operations	$ 11,047,987
Purchase of investment securities	(68,354,313)
Sale of investment securities	76,767,269
Decrease in receivable for investment sold	47,215
Decrease in dividends and interest receivable	8,278
Increase in accrued expenses	12,203
Decrease in securities sold short	(113,956)
Decrease in dividends payable for securities sold short	(17,688)
Unrealized appreciation on securities	(13,655,814)
Net realized gains from investments	(4,063,717)
Net cash used in operating activities	(9,370,523)
Cash flows from financing activities:	
Proceeds from shares sold	2,563,154
Payment on shares redeemed	(4,606,876)
Cash distributions paid	—
Net cash provided by financing activities	(2,043,722)
Net increase/(decrease) in cash	(366,258)
Cash:	
Beginning balance—04/01/09	588,292
Ending balance—09/30/09	$ 222,034

Supplemental disclosure of cash flow information:

For purposes of reporting the statement of cash flows, the Fund considers all cash accounts that are not subject to withdrawal restrictions or penalties to be cash equivalents. Security and Exchange Commission regulations do not require cash flow statements for Small Cap, Emerging Markets, Foreign Value, and Foreign Value Small Cap Funds.

The accompanying notes are an integral part of these financial statements.

QUANT SMALL CAP FUND

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares					
	For the six months ended September 30, 2009	2009	Years Ending March 31, 2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$ 10.22	$ 19.45	$ 23.88	$ 22.99	$ 21.13	$ 19.93
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.11	0.06	0.07	(0.19)	(0.22)	(0.24)
Net realized and unrealized gain/(loss) on securities	3.80	(9.23)	(3.56)	2.91	5.16	2.18
Total from Investment Operations	3.91	(9.17)	(3.49)	2.72	4.94	1.94
Less Distributions:						
Dividends from net investment income	—	—	(0.11)	—	—	—
Distributions from realized capital gains	—	(0.06)	(0.83)	(1.83)	(3.08)	(0.74)
Total Distributions	—	(0.06)	(0.94)	(1.83)	(3.08)	(0.74)
Net Asset Value, End of Period	$ 14.13	$ 10.22	$ 19.45	$ 23.88	$ 22.99	$ 21.13
Total Return (d)	38.26%	(47.11%)	(15.17%)	12.01%	24.51%	9.76%
Net Assets, End of Period (000's)	$84,485	$61,943	$119,949	$124,998	$98,879	$80,199
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.72%(f)	1.64%	1.59%*	1.82%	1.88%	1.98%
Net	1.72%(f)	1.64%	1.59%*	1.82%	1.88%	1.98%
Ratio of net investment income (loss) to average net assets (c)	1.78%(f)	0.31%	0.31%	(0.80)%	(1.00)%	(1.17)%
Portfolio Turnover	27%	72%	39%	41%	57%	43%

* Expense ratio decline from the prior year was the result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares					
	For the six months ended September 30, 2009	2009	Years Ending March 31, 2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$11.51	$ 21.86	$ 26.71	$ 25.39	$ 22.96	$21.48
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.15	0.10	0.12	(0.08)	(0.12)	(0.14)
Net realized and unrealized gain/(loss) on securities	4.27	(10.39)	(3.94)	3.23	5.63	2.36
Total from Investment Operations	4.42	(10.29)	(3.82)	3.15	5.51	2.22
Less Distributions:						
Dividends from net investment income	—	—	(0.20)	—	—	—
Distributions from realized capital gains	—	(0.06)	(0.83)	(1.83)	(3.08)	(0.74)
Total Distributions	—	(0.06)	(1.03)	(1.83)	(3.08)	(0.74)
Net Asset Value, End of Period	$15.93	$ 11.51	$ 21.86	$ 26.71	$ 25.39	$22.96
Total Return (d)	38.40%	(47.04)%	(14.87)%	12.58%	25.06%	10.37%
Net Assets, End of Period (000's)	$6,401	$ 7,281	$24,282	$12,400	$12,298	$9,616
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.59%(f)	1.42%	1.30%	1.31%	1.38%	1.48%
Net	1.59%(f)	1.42%	1.30%	1.31%	1.38%	1.48%
Ratio of net investment income (loss) to average net assets (c)	2.23%(f)	0.48%	0.45%	(0.30)%	(0.50)%	(0.65)%
Portfolio Turnover	27%	72%	39%	41%	57%	43%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
 — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
 — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Annualized.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares					
	For the six months ended September 30, 2009		Years Ended March 31,			
		2009	2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$ 8.24	$ 14.07	$ 17.04	$ 14.76	$ 12.88	$ 12.19
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.01	(0.04)	(0.09)	(0.02)	0.03	0.01
Net realized and unrealized gain/(loss) on securities	2.11	(5.78)	(2.30)	2.33	1.86	0.68
Total from Investment Operations	2.12	(5.82)	(2.39)	2.31	1.89	0.69
Less Distributions:						
Dividends from net investment income	—	(0.01)	—	(0.03)	(0.01)	—
Distributions from realized capital gains	—	—	(0.58)	—	—	—
Total Distributions	—	(0.01)	(0.58)	(0.03)	(0.01)	—
Net Asset Value, End of Period	$ 10.36	$ 8.24	$ 14.07	$ 17.04	$ 14.76	$ 12.88
Total Return (d)	25.73%	(41.36)%	(14.43)%	15.63%	14.67%	5.66%
Net Assets, End of Period (000's)	$51,829	$43,014	$69,767	$75,376	$59,975	$46,015
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	2.22%(g)	2.71%	2.18%	1.74%	1.65%	1.77%
Net including dividend and interest expense for securities sold short	2.22%(g)	2.71%	2.12%	1.71%	1.61%	1.76%
Net excluding dividend and interest expense for securities sold short	1.98%(g)	1.98%	1.90%	1.69%	—	—
Ratio of net investment income (loss) to average net assets (c)	0.07%(g)	(0.38)%	(0.52)%	(0.14)%	0.21%	0.08%
Portfolio Turnover Excluding Short Positions (f)	107%	207%	171%	83%	105%	160%

Note: This fund changed its investment strategy on November 1, 2006.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares					
	For the six months ended September 30, 2009 (unaudited)	Years Ending March 31, 2009	2008	2007	2006	2005
Net Asset Value, Beginning of Period	$ 8.54	$ 14.71	$ 17.80	$15.40	$13.43	$12.65
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	(0.02)	(0.10)	(0.10)	0.06	0.10	0.07
Net realized and unrealized gain/(loss) on securities	2.19	(6.02)	(2.41)	2.44	1.94	0.71
Total from Investment Operations	2.17	(6.12)	(2.51)	2.50	2.04	0.78
Less Distributions:						
Dividends from net investment income	—	(0.05)	—	(0.10)	(0.07)	—
Distributions from realized capital gains	—	—	(0.58)	—	—	—
Total Distributions	—	(0.05)	(0.58)	(0.10)	(0.07)	—
Net Asset Value, End of Period	$10.71	$ 8.54	$ 14.71	$17.80	$15.40	$13.43
Total Return (d)	25.41%	(41.66)%	(14.49)%	16.22%	15.19%	6.17%
Net Assets, End of Period (000's)	$ 723	$ 584	$ 1,009	$1,279	$ 984	$ 825
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	2.76%(g)	3.19%	2.23%	1.25%	1.16%	1.27%
Net including dividend and interest expense for securities sold short	2.76%(g)	3.19%	2.17%	1.22%	1.11%	1.26%
Net excluding dividend and interest expense for securities sold short	2.51%(g)	2.46%	1.95%	1.20%	—	—
Ratio of net investment income (loss) to average net assets (c)	(0.20)%(g)	(0.86)%	(0.56)%	0.35%	0.71%	0.54%
Portfolio Turnover Excluding Short Positions (f)	107%	207%	171%	83%	105%	160%

Note: This Fund changed its investment strategy on November 1, 2006 from Growth & Income to Long/Short.

(a) Per share numbers have been calculated using the average shares method.

(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.

(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.

(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.

(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

(f) Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

(g) Annualized.

The accompanying notes are an integral part of these financial statements. 55

QUANT EMERGING MARKETS FUND

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares					
	For the six months ended September 30, 2009	2009	Years Ended March 31, 2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$ 12.06	$ 27.04	$ 23.34	$ 19.85	$ 14.23	$ 12.71
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.17	0.33	0.26	0.16	0.21	0.14
Net realized and unrealized gain/(loss) on securities	6.73	(14.76)	4.42	4.02	6.28	1.86
Total from Investment Operations	6.90	(14.43)	4.68	4.18	6.49	2.00
Less Distributions:						
Dividends from net investment income	—	(0.43)	(0.16)	(0.22)	(0.22)	(0.20)
Distributions from realized capital gains	—	(0.12)	(0.82)	(0.47)	(0.65)	(0.28)
Total Distributions	—	(0.55)	(0.98)	(0.69)	(0.87)	(0.48)
Net Asset Value, End of Period	$ 18.96	$ 12.06	$ 27.04	$ 23.34	$ 19.85	$ 14.23
Total Return (d)	57.21%	(53.27)%	19.35%	21.36%	46.77%	15.89%
Net Assets, End of Period (000's)	$230,349	$164,133	$491,462	$276,698	$144,088	$61,681
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.78%(f)	1.67%	1.60%	1.67%	1.83%	1.96%
Net	1.78%(f)	1.67%	1.60%	1.67%	1.83%	1.96%
Ratio of net investment income (loss) to average net assets (c)	2.16%(f)	1.66%	0.91%	0.77%	1.23%	1.12%
Portfolio Turnover	79%	67%	18%	24%	34%	53%

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares					
	For the six months ended September 30, 2009	2009	Years Ending March 31, 2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$ 12.19	$ 27.46	$ 23.67	$ 20.11	$14.39	$12.82
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.22	0.34	0.33	0.21	0.29	0.24
Net realized and unrealized gain/(loss) on securities	6.77	(14.98)	4.50	4.08	6.35	1.84
Total from Investment Operations	6.99	(14.64)	4.83	4.29	6.64	2.08
Less Distributions:						
Dividends from net investment income	—	(0.51)	(0.22)	(0.26)	(0.27)	(0.23)
Distributions from realized capital gains	—	(0.12)	(0.82)	(0.47)	(0.65)	(0.28)
Total Distributions	—	(0.63)	(1.04)	(0.73)	(0.92)	(0.51)
Net Asset Value, End of Period	$ 19.18	$ 12.19	$ 27.46	$ 23.67	$20.11	$14.39
Total Return (d)	57.34%	(53.17)%	19.67%	21.68%	47.39%	16.42%
Net Assets, End of Period (000's)	$21,518	$25,664	$40,501	$12,759	$1,707	$1,082
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.58%(f)	1.48%	1.39%	1.41%	1.45%	1.46%
Net	1.58%(f)	1.48%	1.39%	1.41%	1.45%	1.46%
Ratio of net investment income (loss) to average net assets (c)	2.66%(f)	1.82%	1.12%	1.02%	1.75%	1.84%
Portfolio Turnover	79%	67%	18%	24%	34%	53%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Annualized.

QUANT FOREIGN VALUE FUND

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares					
	For the six months ended September 30, 2009	2009	Years Ended March 31, 2008	2007	2006	2005
	(unaudited)					
Net Asset Value, Beginning of Period	$ 6.97	$ 19.87	$ 23.07	$ 19.91	$ 15.92	$ 13.50
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.04	0.35	0.19	0.18	0.24(f)	0.15
Net realized and unrealized gain/(loss) on securities	5.08	(11.53)	(2.11)	4.12	3.96	2.66
Total from Investment Operations	5.12	(11.18)	(1.92)	4.30	4.20	2.81
Less Distributions:						
Dividends from net investment income	—	(0.11)	(0.19)	(0.07)	(0.13)	(0.12)
Distributions from realized capital gains	—	(1.61)	(1.09)	(1.07)	(0.08)	(0.27)
Total Distributions	12.09	(1.72)	(1.28)	(1.14)	(0.21)	(0.39)
Net Asset Value, End of Period	$ 12.09	$ 6.97	$ 19.87	$ 23.07	$ 19.91	$ 15.92
Total Return (d)	73.46%	(55.95)%	(8.71)%	22.08%	26.59%	20.99%
Net Assets, End of Period (000's)	$409,276	$193,798	$781,136	$778,104	$441,614	$202,655
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.67%(h)	1.62%	1.56%	1.60%	1.69%	1.80%
Net	1.67%(h)	1.62%	1.56%	1.60%	1.69%	1.80%
Ratio of net investment income (loss) to average net assets (c)	0.71%(h)	2.49%	0.83%	0.88%	1.41%(f)	1.04%
Portfolio Turnover	9%	20%	44%	19%	29%	10%

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares					
	For the six months ended September 30, 2009 (unaudited)	Years Ending March 31, 2009	2008	2007	2006	2005
Net Asset Value, Beginning of Period	$ 6.98	$ 19.98	$ 23.19	$ 20.01	$ 15.98	$ 13.53
Income from Investment Operations:						
Net investment income (loss) (a)(b)(c)	0.05	0.38	0.26	0.25	0.29(g)	0.17
Net realized and unrealized gain/(loss) on securities	5.07	(11.60)	(2.13)	4.12	3.98	2.70
Total from Investment Operations	5.12	(11.22)	(1.87)	4.37	4.27	2.87
Less Distributions:						
Dividends from net investment income	—	(0.17)	(0.25)	(0.12)	(0.16)	(0.15)
Distributions from realized capital gains	—	(1.61)	(1.09)	(1.07)	(0.08)	(0.27)
Total Distributions	—	(1.78)	(1.34)	(1.19)	(0.24)	(0.42)
Net Asset Value, End of Period	$ 12.10	$ 6.98	$ 19.98	$ 23.19	$ 20.01	$ 15.98
Total Return (d)	73.35%	(55.85)%	(8.49)%	22.37%	26.96%	21.35%
Net Assets, End of Period (000's)	$72,416	$47,090	$140,999	$115,200	$30,972	$21,317
Ratios and Supplemental Data:						
Ratios of expenses to average net assets: (e)						
Gross	1.43%(h)	1.38%	1.32%	1.35%	1.45%	1.55%
Net	1.43%(h)	1.38%	1.32%	1.35%	1.45%	1.55%
Ratio of net investment income (loss) to average net assets (c)	1.06%(h)	2.77%	1.18%	1.13%	1.70%(g)	1.22%
Portfolio Turnover	9%	20%	44%	19%	29%	10%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Includes non-recurring income of $277,072.
(g) Includes non-recurring income of $22,928.
(h) Annualized.

The accompanying notes are an integral part of these financial statements. 59

QUANT FOREIGN VALUE SMALL CAP FUND

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares	
	For the six months ended September 30, 2009	Period Ending March 31, 2009
	(unaudited)	
Net Asset Value, Beginning of Period	$ 4.82	$ 10.00
Income from Investment Operations:		
Net investment income (loss) (a)(b)(c)	0.08	0.03
Net realized and unrealized gain/(loss) on securities	4.39	(5.15)
Total from Investment Operations	4.47	(5.12)
Less Distributions:		
Dividends from net investment income	—	(0.04)
Distributions from realized capital gains	—	(0.02)
Total Distributions	—	(0.06)
Net Asset Value, End of Period*	$ 9.29	$ 4.82
Total Return (d)	92.74%	(51.25)%
Net Assets, End of Period (000's)	$71,960	$18,978
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (e)		
Gross	1.71%(g)	2.00%(g)
Net	1.71%(g)	1.97%(g)
Ratio of net investment income (loss) to average net assets (c)	2.31%(g)	0.66%(g)
Portfolio Turnover	8%	10%

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares	
	For the six months ended September 30, 2009	Period Ending March 31, 2009
	(unaudited)	
Net Asset Value, Beginning of Period	$ 4.82	$ 10.00
Income from Investment Operations:		
Net investment income (loss) (a)(b)(c)	0.09	0.07
Net realized and unrealized gain/(loss) on securities	4.39	(5.19)
Total from Investment Operations	4.48	(5.12)
Less Distributions:		
Dividends from net investment income	—	(0.04)
Distributions from realized capital gains	—	(0.02)
Total Distributions	—	(0.06)
Net Asset Value, End of Period*	$ 9.30	$ 4.82
Total Return (d)	92.95%	(51.20)%
Net Assets, End of Period (000's)	$6,959	$ 3,592
Ratios and Supplemental Data:		
Ratios of expenses to average net assets: (e)		
Gross	1.57%(g)	1.88%(g)
Net	1.57%(g)	1.85%(g)
Ratio of net investment income (loss) to average net assets (c)	2.39%(g)	1.10%(g)
Portfolio Turnover	8%	10%

*   Fund commenced operations May 1, 2008.
(a)   Per share numbers have been calculated using the average shares method.
(b)   Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c)   Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d)   Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e)   Ratios of expenses to average net assets:
      — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
      — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(g)   Annualized.

NOTES TO FINANCIAL STATEMENTS

1. Organization of the Trust

The Quantitative Group of Funds d/b/a "Quant Funds" (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Trust currently has five series (each a "Fund" and collectively the "Funds") each with a distinct investment objective.

Quant Small Cap Fund ("Small Cap") seeks maximum long-term capital appreciation.

Quant Long/Short Fund ("Long/Short") seeks long-term growth of capital. Prior to November 1, 2006, Quant Long/Short Fund used a long only investment strategy and its investment objective was long-term growth of capital and income.

Quant Emerging Markets Fund ("Emerging Markets") seeks long-term growth of capital.

Quant Foreign Value Fund ("Foreign Value") seeks long-term capital growth and income.

Quant Foreign Value Small Cap Fund ("Foreign Value Small Cap") seeks long-term capital growth and income.

Each Fund offers two classes of shares designated as Ordinary Shares and Institutional Shares. The classes differ principally in their respective expense structure and minimum investment requirements. Each class of shares represents an interest in the same portfolio of investments of the respective Fund and has equal rights to voting, redemptions, dividends and liquidation, except that only Ordinary Shares bear distribution (Rule 12b-1) fees and have exclusive voting rights with respect to the distribution plan that has been adopted by Ordinary Share shareholders. There is no distribution plan for Institutional Shares.

At times, a Fund's investments may represent industries or industry sectors that are interrelated or have common risks, making it more susceptible to any economic, political, or regulatory developments or other risks affecting those industries and sectors. To the extent that a Fund is permitted to invest in foreign markets, emerging markets or countries with limited or developing markets such investments may subject the Fund to a greater degree of risk than in the U.S. market or a developed market. Risks associated with these foreign and developing markets include political, social or economic factors and may affect the price of a Fund's investments and income generated by these investments, as well as a Fund's ability to repatriate such amounts. Information regarding each Fund's principal risks is contained in the Fund's prospectus. Please refer to those documents when considering a Fund's risks.

2. Significant Accounting Policies

Each Fund's financial statements have been prepared in conformity with U.S. generally accepted accounting principles, that require the management of the Funds to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting year. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements, which are consistent with those policies generally accepted in the investment company industry.

Security Valuation

Portfolio securities are valued each business day at the last reported sale price on the principal exchange or market on which they are traded. If there is no such reported sale, the securities generally are valued at the mean between the last reported bid and asked prices. For certain securities, where no such sales have been reported, a Fund may value such securities at the last reported bid price. In the event that there is information suggesting that valuation of such securities based upon bid and/or asked prices may not be accurate, a Fund may value such securities in good faith at fair value in accordance with procedures established by the Funds' Board of Trustees (the "Trustees"), which may include a determination to value such securities at the last reported sales price. Short-term investments that mature in 60 days or less are valued at amortized cost. Securities quoted in foreign currencies are translated into U.S. dollars based upon the prevailing exchange rate on each business day. Other assets and securities for which no quotations are readily available are valued at fair value as determined in good faith using procedures approved by the Trustees. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect a Fund's NAV. Because foreign markets may be open at different times than the New York Stock Exchange, the value of a Fund's shares may change on days when shareholders are not able to buy or sell them. If events materially affecting the values of a Fund's foreign investments occur between the close of foreign markets and the close of regular trading on the New York Stock Exchange, these investments may be valued at their fair value as determined in good faith using procedures approved by the Trustees.

Financial Accounting Standards Board issued statement 157 (FAS 157) which establishes a framework for measuring fair value and expands disclosure in financial statement about fair value measurements. In accordance with FAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For net asset value determination purposes, various inputs are summarized in the three broad levels listed below.

- Level 1 – quoted prices in active markets for identical investments.

- Level 2 – other significant observable inputs (which could include quoted prices for similar investments, interest rates, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments.)

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of the inputs used as of September 30, 2009 in valuing the Funds' investments carried at value:

	Level 1	Level 2	Level 3	Total
Small Cap				
Investments in Securities	$ 89,853,769	$28,541,722	$—	$118,395,491
Long/Short				
Investments in Securities	68,090,408	8,243,546	—	76,333,954
Liabilities in Securities Sold				
Short	(15,702,836)	—	—	(15,702,836)
Emerging Markets				
Investments in Securities	251,229,068	4,244,135	—	255,473,203
Other Financial Instruments	2,802		—	2,802
Foreign Value				
Investments in Securities	449,192,136	45,762,075	—	494,954,211
Foreign Value Small Cap				
Investments in Securities	65,814,873	11,981,080	—	77,795,953
Other Financial Instruments	23,177	7,486,886	—	7,510,063

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Dividend income, less foreign taxes withheld, is recorded on the ex-dividend date, except that certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as a Fund becomes aware of the ex-dividend data in the exercise of reasonable diligence. Distributions received on securities that represent a return of capital or a capital gain are recorded as a reduction of cost of investments and/or as a realized gain. Each Fund estimates the components of distributions that may be considered nontaxable distributions or capital gain distributions for tax purposes. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. In determining the net gain or loss on securities sold, the cost of securities is determined on the identified cost basis. Each Fund's investment income and realized and unrealized gains and losses are allocated among classes based upon the daily relative net assets.

Repurchase Agreements

The Funds' custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. Collateral is marked-to-market daily to ensure that the market value of the underlying assets remains sufficient to protect the Funds. The Funds may experience costs and delays in liquidating the collateral if the issuer defaults or enters into bankruptcy.

Foreign Currency Transactions

All monetary items denominated in foreign currencies are translated into U.S. dollars based on the prevailing exchange rate at the close of each business day. Income and expenses denominated in foreign currencies are translated at the prevailing rates of exchange when accrued or incurred.

NOTES TO FINANCIAL STATEMENTS (continued)

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from currency gains and losses realized between the trade and settlement dates on investment transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments.

Forward Foreign Currency Contracts

The Funds may enter into forward foreign currency contracts to manage their exposure to fluctuations in certain foreign currencies. Foreign Value and Foreign Value Small Cap may enter into forward foreign currency contracts for investment purposes as well. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a set price. The forward currency contracts are valued at the forward rate and are marked-to-market daily. The change in market value is recorded by the Fund as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. In addition to the risks of financial investments mentioned above, risks arise from unanticipated movements in currency values.

Short Sales

Long/Short Fund may engage in short sales (selling securities it does not own) as part of its normal investment activities. Upon selling a security short, Long/Short Fund's Custodian will segregate cash, cash equivalents or other appropriate liquid securities in an amount equal to the current market value of the securities sold short and will maintain such collateral until Long/Short Fund replaces the borrowed security. Long/Short Fund is required to pay any dividends or interest due on securities sold short. Such dividends and interest are recorded as an expense. Liabilities for securities sold short are valued daily and recorded as unrealized appreciation (depreciation) on investments and securities sold short. Long/Short Fund records realized gain (loss) on a security sold short when a short position is terminated by Long/Short Fund. Long/Short Fund will incur a loss if the price of a security increases between the date of the short sale and the date on which Long/Short Fund replaces the borrowed security. Long/Short Fund will realize a gain if the price of borrowed security declines between the date of a short sale and the date Long/Short Fund replaces the borrowed security.

Securities Lending

To generate additional income, each Fund may lend up to 30% (with the exception of the Long/Short Fund which may lend up to 33⅓% of its assets pursuant to agreements ("borrower agreements") requiring that the loan be continuously secured by cash or securities. Securities are loaned by eSecLending, as lending agent to the Small Cap Fund, the Emerging Markets Fund and the Foreign Value Fund, to certain pre-approved brokers ("the borrowers"). The borrowers are required to provide cash or securities as collateral against loaned securities in the amount of 105% of the market value of borrowings for the Emerging Markets and Foreign Value Funds, and 102% of the borrowings for the Small Cap Fund. Collateral is marked-to-market

NOTES TO FINANCIAL STATEMENTS (continued)

daily. eSecLending provides indemnification insurance via highly rated third party insurers to cover these potential risks.

The Quant Long/Short Fund uses State Street Bank and Trust Company ("State Street") as lending agent for the Quant Long/Short Fund pursuant to a Securities Lending Authorization Agreement. The initial collateral received shall have (depending on the nature of the loaned securities and the collateral received) a value of 102% or 105% of the market value of the loaned securities, or such other value, but not less than 102% of the market value of the loaned securities, as may be applicable in the jurisdiction in which such loaned securities are customarily traded. Collateral is marked-to-market daily. State Street provides indemnification against borrower default.

Cash collateral is invested in a registered money market fund that may be managed by a Fund's securities lending agent or one of its affiliates.

Risks such as delay in recovery of securities may occur should the borrower of the securities fail financially or should the value of the securities loaned increase above the value of the collateral received.

At September 30, 2009, the following Funds had collateral and loans outstanding of:

	Value of Collateral	Value of Loaned Securities
Quant Small Cap Fund	$27,564,722	26,985,226
Long/ Short Fund	8,243,546	8,011,166
Quant Emerging Markets Fund	4,052,135	3,770,755

Expenses and Class Allocations

All general Fund expenses are allocated among and charged to the assets of the respective Funds in accordance with the Funds' Multi Class Plan pursuant to Rule 18F-3 under the 1940 Act which may be based on the relative net assets of each Fund and Class. Expenses allocable to a Fund are borne pro rata by the holders of both classes of shares of such Fund, except that 12b-1 Plan expenses will not be borne by the holders of Institutional Shares.

Distribution fees on Ordinary Shares are calculated based on the average daily net asset value attributable to the Ordinary Shares of the respective Fund. Institutional Shares are not subject to a distribution plan. Shareholders of each class share all expenses and fees paid to the transfer agent, Quantitative Institutional Services, for its services, which are allocated based on the net assets in each class and the ratable allocation of related out-of-pocket expenses. Income, common expenses and realized and unrealized gains and losses are calculated at the Fund level and allocated daily to each class of shares based on their respective percentage of adjusted net assets at the beginning of the day. (See Note 3)

Distributions to Shareholders

Distributions to shareholders are recorded as of the ex-dividend date. Distributions paid by each Fund with respect to each class of shares are calculated in the same manner, at the same time, and in the same amount, except that Ordinary Shares incur 12b-1 distribution fees

NOTES TO FINANCIAL STATEMENTS (continued)

while Institutional Shares do not. Distributions from net investment income for each Fund, if any, are declared and paid annually. Distributions from net realized gains for each Fund, if any, are generally declared and paid annually.

New Accounting Pronouncements

In July 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109* (FIN 48) was issued and is effective for fiscal years beginning after December 15, 2006.

FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 required the evaluation of tax positions taken or expected to be taken in the course of preparing the Funds' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would have to be recorded as a tax benefit or expense in the current year. Management has analyzed the Funds' tax positions taken on federal income tax returns for all open years (tax years ended March 31, 2006-2009) and has determined that there were no uncertain tax positions to be reflected in the Funds' financial statements at September 30, 2009.

In April 2009, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"), when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for fiscal years and interim periods ending after June 15, 2009. Management is currently evaluating the impact the adoption of FSP 157-4 will have on the Funds' financial statement disclosures.

3. Management Fee, Advisory Contracts and Other Affiliate Transactions

The Funds have entered into a management agreement (the "Management Agreement") with Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors (the "Manager"). Compensation of the Manager, for management and administration of the Funds, including selection and monitoring of the portfolio advisors, is paid monthly based on the average daily net asset value of each Fund for the month. The annual rate of such fees is 1.00% of the average daily total net assets of Small Cap, Long/Short, Emerging Markets, Foreign Value, and Foreign Value Small Cap Funds.

Under the Management Agreement, the Manager has agreed to reduce its compensation, and if necessary, assume expenses, with respect to Small Cap to the extent that the total expenses of this Fund individually exceeds 2% of average net assets for any fiscal year. Fund expenses subject to this limitation are exclusive of brokerage, interest, taxes and extraordinary

NOTES TO FINANCIAL STATEMENTS (continued)

expenses, which include incremental custody costs associated with international securities. Expenses are calculated gross of custody credits, if applicable.

For the six months ended September 30, 2009 aggregate management fees were $3,840,228.

The Manager has entered into advisory contracts with the following subadvisors (collectively the "Advisors") to provide investment advisory services to the following Funds: Columbia Partners, L.L.C., Investment Management (Small Cap), Analytic Investors, LLC (Long/Short), PanAgora Asset Management, Inc. (Emerging Markets), and Polaris Capital Management, LLC (Foreign Value and Foreign Value Small Cap.)

For services rendered, the Manager pays to the Advisor of a Fund a fee based on a percentage of the average daily total net assets of the Fund. The fee for each Fund is determined separately. Currently, the fees paid by the Manager to the Advisors of the Funds are as follows:

Small Cap*	0.47% of average daily total net assets
Long/Short**	0.45% of the first $100 million and 0.40% of amounts in excess of $100 million;
Emerging Markets	0.40% of average daily total net assets;
Foreign Value	0.35% of the first $35 million, 0.40% of amounts in excess of $35 million but less than $200 million and 0.50% of assets in excess of $200 million of average daily total net assets
Foreign Value Small Cap	0.35% of the first $35 million and 0.40% of amounts in excess of $35 million but less than $200 million and 0.50% of amounts in excess of $200 million.

*   Prior to January 1, 2009 the fee paid was 0.50% of average daily total net assets.

**   Effective January 1, 2009 through December 31, 2009 the fee paid is 0.425% of the first $100 million and 0.40% of amounts in excess of $100 million.

The Funds have entered into a distribution agreement (the "Distribution Agreement") with U.S. Boston Capital Corporation (the "Distributor"). For its services under the Distribution Agreement, the Distributor received a monthly fee at the annual rate of 0.25% of the average daily net asset value of the Ordinary Shares of each Fund. During the six months ended September 30, 2009 the aggregate distribution fees of the Funds were $833,521.

Holders of Institutional Shares pay no portion of the 12b-1 Plan expenses of the Funds and are not entitled to vote on matters involving the 12b-1 Plan.

Transfer agent functions are provided to the Funds by Quantitative Institutional Services, a division of the Manager (the "Transfer Agent") pursuant to a transfer agent agreement (the

NOTES TO FINANCIAL STATEMENTS (continued)

"Transfer Agent Agreement"). The Transfer Agent and Service Agreement provides for base fees that are payable to the Transfer Agent at an annual rate of 0.16% of the average daily total net asset value of each class of shares of the Funds and for reimbursement of out of pocket expenses. During the six months ended September 30, 2009, the aggregate fees of the Funds were $647,294.

Pursuant to an Administration Agreement, the Manager provides certain administrative services to the Funds. For the period of April 1, 2009 through September 30, 2009, fees paid pursuant to this agreement were $131,137.

The By-Laws of the Trust, as amended from time to time, permit the Board of Trustees of the Funds to approve reimbursement to the Manager for certain costs associated with providing regulatory and compliance services to the Funds. For the six months ended September 30, 2009, the Trustees have approved reimbursements that amounted to $91,944.

Custody and fund accounting services are provided by State Street Kansas City. Custody credits generated by interest earned on un-invested cash balances maintained by the Funds are used to offset custodial expenses of the Funds.

For the six months ended September 30, 2009, each Trustee received an annual Trustee's fee of $21,000, with the exception of the Chairman of the Audit Committee, who is paid $24,000 annually. The fees are allocated to each Fund in proportion to its respective net assets.

4. Purchases and Sales

During the six months ended September 30, 2009, purchases of investment securities other than U.S. Government obligations and short-term investments, for Small Cap, Long/Short, Emerging Markets, Foreign Value, and Foreign Value Small Cap were $21,471,838, $68,354,313, $183,554,714, $72,361,158, and $33,997,441, respectively. Sales of such securities for the Funds were $23,191,440, $76,767,269, $219,750,722, $29,517,870, and $3,429,181, respectively. Securities sold short are excluded from the Long/Short Fund numbers as they are generally held for less than one year.

5. Contingent Liability

The Trust maintains a joint fidelity bond with the Funds' Transfer Agent through ICI Mutual Insurance Company ("ICI Mutual"). The annual premium is allocated among the Funds and the Transfer Agent. Additionally, the Funds have committed to ICI Mutual up to 300% of the annual premium, one third of which was provided in cash, with each Fund's pro rata portion recorded as an asset. The remainder is secured with an irrevocable letter of credit.

6. Concentration of Risk

The relatively large investments of Emerging Markets in countries with limited or developing capital markets may involve greater risks than investments in more developed markets and the prices of such investments may be volatile. The consequences of political, social or economic changes in these markets may have disruptive effects on the market prices of the

QUANT FUNDS

NOTES TO FINANCIAL STATEMENTS (continued)

Fund's investments and the income they generate, as well as the Fund's ability to repatriate such amounts.

7. Federal Income Taxes

It is the policy of the Funds to distribute all of their taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code ("IRC") applicable to regulated investment companies. Therefore no Federal income tax provision is required.

Certain Funds had capital loss carryovers at March 31, 2009. The accumulated capital losses noted in the table may be available to offset future realized capital gains and thereby reduce future taxable gain distributions. Foreign Value acquired capital loss carryovers for federal income tax purposes of $8,053,584 when the net assets of State Street Research International Equity Fund (SSR), a series of State Street Research Financial Trust ("SSR"), were acquired in a merger which occurred on May 2, 2003 pursuant to a Plan of Reorganization approved by the shareholders of SSR on April 25, 2003. Foreign Value is the surviving fund in the merger for purposes of maintaining the financial statements and performance history in the post-reorganization periods and the acquired capital loss carryovers may be subject to limitations on their use under the Internal Revenue Code, as amended, and may therefore expire unutilized. As of March 31, 2009 the capital loss carryovers were as follows:

Portfolio	Capital Loss Expires March 31, 2010	Capital Loss Expires March 31, 2011	Capital Loss Expires March 31, 2016	Capital Loss Expires March 31, 2017	Total Capital Loss
Small Cap Fund	$ —	$ —	$—	$12,418,995	$12,418,995
Long/Short Fund	—	—	—	2,671,166	2,671,166
Emerging Markets Fund	—	—	—	44,819,035	44,819,035
Foreign Value Fund	263,553	932,449	—	80,608,820	81,804,822
Foreign Value Small Cap Fund	—	—	—	—	—

The primary differences between book and tax appreciation or depreciation of investments consist of wash sale loss deferrals, return of capital distributions by real estate investment trusts ("REITs"), mark to market on passive foreign investment companies ("PFICs") held and foreign capital gains taxes accrued. The net tax appreciation/(depreciation) in the table below includes unrealized tax gain/(loss) on foreign currency and investments.

At September 30, 2009, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Portfolio	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
Small Cap	$ 87,233,419	$12,780,462	$ (7,962,461)	$ 4,818,001
Long/Short	64,636,398	9,563,809	(599,120)	8,964,689
Emerging Markets	206,414,857	53,615,366	(7,472,427)	46,142,939
Foreign Value	604,513,129	33,214,691	(142,771,286)	(109,556,595)
Foreign Value Small Cap	75,776,998	11,573,978	(2,068,136)	9,505,842

NOTES TO FINANCIAL STATEMENTS (continued)

8. Transactions in Shares of Beneficial Interest

Transactions in shares of beneficial interest were as follows:

	Six Months Ended September 30, 2009		Year Ended March 31, 2009	
	Shares	Dollars	Shares	Dollars
Small Cap				
Ordinary Shares				
Shares sold	221,355	$ 2,639,324	1,197,486	$ 15,152,296
Shares issued in reinvestment of distributions	—	—	37,692	358,457
Shares redeemed	(303,053)	(3,774,239)	(1,338,280)	(18,046,224)
Net Change	(81,698)	(1,134,915)	(103,102)	(2,535,471)
Institutional Shares				
Shares sold	20,689	292,131	421,457	7,599,757
Shares issued in reinvestment of distributions	—	—	3,767	40,377
Shares redeemed	(251,213)	(3,496,849)	(903,658)	(12,266,520)
Redemption fees	—	—		
Net Change	(230,524)	(3,204,718)	(478,434)	(4,626,386)
Total Net Change For Fund		($ 4,339,633)		($ 7,161,857)
Long/Short				
Ordinary Shares				
Shares sold	274,099	$ 2,628,858	924,988	$ 9,582,942
Shares issued in reinvestment of distributions	—	—	5,990	54,807
Shares redeemed	(489,249)	(4,711,222)	(669,798)	(6,697,973)
Net Change	(215,150)	(2,082,364)	261,180	2,939,776
Institutional Shares				
Shares sold	3,422	$ 31,752	4,938	$ 48,902
Shares issued in reinvestment of distributions	—	—	338	3,215
Shares redeemed	(4,322)	(44,017)	(5,468)	(71,088)
Redemption fees				
Net Change	(900)	(12,265)	(192)	(18,971)
Total Net Change For Fund		($ 2,094,629)		$ 2,920,805

NOTES TO FINANCIAL STATEMENTS (continued)

	Six Months Ended September 30, 2009		Year Ended March 31, 2009	
	Shares	Dollars	Shares	Dollars
Emerging Markets				
Ordinary Shares				
Shares sold	2,219,960	$ 34,841,181	6,642,687	$ 128,661,844
Shares issued in reinvestment of distributions	—	—	613,797	7,122,537
Shares redeemed	(3,680,372)	(60,637,266)	(11,822,136)	(218,677,577)
Net Change	(1,460,412)	(25,796,085)	(4,565,652)	(82,893,196)
Institutional Shares				
Shares sold	438,901	6,837,720	1,428,165	25,597,502
Shares issued in reinvestment of distributions	—	—	103,193	1,210,553
Shares redeemed	(1,422,072)	(22,879,215)	(901,592)	(14,907,020)
Redemption fees				
Net Change	(983,171)	(16,041,495)	629,766	11,901,035
Total Net Change For Fund		($ 41,837,580)		($ 70,992,161)
Foreign Value				
Ordinary Shares				
Shares sold	10,306,237	$109,882,515	8,562,360	$ 102,085,370
Shares issued in reinvestment of distributions	—	—	5,653,414	38,564,826
Shares redeemed	(4,251,526)	(42,891,310)	(25,737,478)	(313,926,849)
Net Change	6,054,711	66,991,205	(11,521,704)	(173,276,653)
Institutional Shares				
Shares sold	272,021	2,313,944	2,211,766	27,949,404
Shares issued in reinvestment of distributions	—	—	1,355,181	9,305,002
Shares redeemed	(1,028,118)	(10,604,547)	(3,882,303)	(54,403,524)
Redemption fees				
Net Change	(756,097)	(8,290,603)	(315,356)	(17,149,118)
Total Net Change For Fund		$ 58,700,602		($ 190,425,771)

NOTES TO FINANCIAL STATEMENTS (continued)

	Six Months Ended September 30, 2009		Year Ended March 31, 2009	
	Shares	Dollars	Shares	Dollars
Foreign Value Small Cap Ordinary Shares				
Shares sold	4,079,920	$34,133,829	4,338,927	$32,806,653
Shares issued in reinvestment of distributions	—	—	33,329	168,643
Shares redeemed	(271,916)	(1,983,653)	(432,229)	(2,265,355)
Net Change	3,808,004	32,150,176	3,940,027	30,709,941
Institutional Shares				
Shares sold	85,788	$ 581,282	1,218,834	$11,453,722
Shares issued in reinvestment of distributions	—	—	7,888	39,913
Shares redeemed	(82,693)	(462,767)	(481,369)	(4,451,966)
Net Change	3,095	118,515	745,353	7,041,669
Total Net Change for Fund		$32,268,691		$37,751,610

INFORMATION FOR SHAREHOLDERS

Quarterly Portfolio Disclosure

Each Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (SEC) for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. (Call 1-800-SEC-0330 for more information). For a complete list of a fund's portfolio holdings, you may also view the most recent monthly holdings report, semi-annual report or annual report on the Quant Funds' web site at www.quantfunds.com.

Portfolio Proxy Voting Policies and Information

Information on the Funds' proxy voting policies and on how the Quant Funds voted proxies related to portfolio securities for the 12-month period ended June 30 is available without charge online at www.quantfunds.com and at www.sec.gov. You may also call 1-800-326-2151 to request a free copy of the proxy voting information or the proxy voting policies.

Household Delivery of Fund Documents

With your consent, the Trust may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Funds. If you wish to revoke your consent to this practice, you may do so by notifying the Fund's transfer agent, by phone or in writing (see "For Account Information"). The mailing of separate proxy statements, prospectuses and shareholder reports will begin within 30 days after receiving your notice.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL

On May 20, 2009, the Board of the Trust approved the Management Agreement with the Manager and the advisory contracts with each Advisor to the Funds. The following describes the Board's considerations.

Management Contract with Quantitative Investment Advisors, Inc.

Nature and Quality of Manager's Advisory Services. The Board reviewed the Managers' senior management and other personnel. Among other factors, the Board considered the size, education and experience of the Managers' staff and the Managers' approach to recruiting, training, compensating and retaining personnel. The Board considered the Managers' supervision of Sub-Advisers. The Board considered the benefit to shareholders of investing in a fund that is part of a small family of funds using a manager-of-managers approach and providing for a selection of shareholder services, including, in most cases, the ability of shareholders to exchange or transfer investments within the same class of shares among each of the Funds without incurring additional sales charges.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (continued)

Nature and Quality of Other Services. The Board considered the nature, quality, cost and extent of administrative and shareholder services performed by the Manager and affiliated companies under the existing Management Agreements and under separate agreements covering administrative services, transfer agency functions and other services. The Board, including the Independent Trustees, has also considered the nature and extent of the advisor's supervision of third party service providers, principally Fund accountants (pricing, recordkeeping), securities lending agents, custodians and subcustodians.

Fees and Expenses. The Board considered each Fund's advisory fee, subadvisory fee and expense ratio compared with the management fees, subadvisory fees and expense ratios of the Selected Peer Group. Fees and expenses for each Fund are discussed below under each Fund.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the existing advisory fee structure is fair and reasonable, and that the existing Management Agreement should be approved.

Quant Small Cap Fund — Columbia Partners, L.L.C. Investment Management

Investment Performance. The Board reviewed the Fund's investment performance as well as the performance of the Selected Peer Group, and the performance of an appropriate index or combination of indices. The Board noted that the Fund underperformed its Selected Peer Group for each of the one, three, five and ten year periods.

Fees and Expenses. The Board considered the Fund's management fee, subadvisory fee and expense ratio compared with fees and expense ratios of the Selected Peer Group. The Board noted that the Fund's management fee and expense ratio are above the average and the median of the funds in its Selected Peer Group. Additionally, the Board noted that the Fund's contractual management fee was competitive with the assets weighted average of the subsection of the Selected Peer Group comprised of funds managed via a similar adviser/sub-adviser structure (the "Sub-Advised Peer Group") at various asset levels.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the advisory fees for the Fund are fair and reasonable, and that the existing Sub-Advisory Agreement with this Sub-Adviser should be approved.

Quant Emerging Markets Fund — PanAgora Asset Management, Inc.

Investment Performance. The Board reviewed the Fund's investment performance as well as the performance of a Selected Peer Group of mutual funds, and the performance of an appropriate index or combination of indices. The Board noted that the Fund underperformed its Selected Peer Group for each of the one, three and five year periods, but has outperformed the Selected Peer Group for the ten year period.

Fees and Expenses. The Board considered the Fund's management fee, subadvisory fee and expense ratio compared with the fees and expense ratios of the Selected Peer Group. The Board noted that the Fund's management fee is below the average and the median of the

MANAGEMENT CONTRACT AND ADVISORY
CONTRACT APPROVAL (continued)

funds in its Selected Peer Group, and that the Fund's total expense ratio was below the average and the median of the Fund's Sub-Advised Peer Group.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the advisory fees for the Fund are fair and reasonable, and that the existing Sub-Advisory Agreement with this Sub-Adviser should be approved.

Quant Long/Short Fund — Analytic Investors, LLC

Investment Performance. The Board reviewed the Fund's investment performance as well as the performance of the Selected Peer Group, and the performance of an appropriate index or combination of indices. The Board noted that Fund underperformed its Selected Peer Group for each of the one, three, five and ten year periods; however, the Board noted that the Fund changed its investment strategy in November of 2006 and that performance prior to that date reflects the prior strategy.

Fees and Expenses. The Board considered the Fund's management fee, subadvisory fee and expense ratio compared with the fees and expense ratios of the Selected Peer Group. The Board noted that the Fund's management fee and expense ratio are above the average and the median of the funds in its Selected Peer Group. The Board noted that the Fund's contractual management fee is lower than the asset-weighted average of its Selected Peer Group at all asset levels.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the advisory fees for the Fund are fair and reasonable, and that the existing Sub-Advisory Agreement with this Sub-Advisor should be approved.

Quant Foreign Value Fund — Polaris Capital Management, LLC

Investment Performance. The Board reviewed the Fund's investment performance as well as the performance of the Selected Peer Group, and the performance of an appropriate index or combination of indices. The Board noted that Fund underperformed its Selected Peer Group for each of the one, three and five year period but has outperformed the Selected Peer Group for the ten year periods.

Fees and Expenses. The Board considered the Fund's management fee, subadvisory fee and expense ratio compared with the fees and expense ratios of the Selected Peer Group. It also considered the amount and nature of fees paid by shareholders. The Board noted that Fund's management fee was below the average and the median of the Fund's Sub-Advised Peer Group and slightly above the average and the median for the Selected Peer Group. The Board noted that the expense ratio of the Fund was slightly above the average and the median of the Sub-Advised Peer Group.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the advisory fees for the Fund are fair and reasonable, and that the existing Sub-Advisory Agreement with this Sub-Adviser should be approved.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (continued)

Quant Foreign Value Small Cap Fund — Polaris Capital Management, Inc.

Investment Performance. The Board reviewed the Fund's investment performance since inception in May of 2008, noting that the Fund underperformed the Selected Peer Group.

Fees and Expenses. The Board considered the Fund's management fee, subadvisory fee and expense ratio compared with the fees and expense ratios of the Selected Peer Group. It also considered the amount and nature of fees paid by shareholders. The Board noted that the Fund's management fee is slightly above the average and the median of the Fund's Sub-Advised Peer Group and above the average and the median for the entire Selected Peer Group. The Board noted that the expense ratio of the Fund was above the average and the median of the Sub-Advised Peer Group. The Board noted that the Fund commenced operations in May of 2008 and that the expense ratio reflects certain start-up expenses that will not be recurring expenses. Additionally, the Board noted that the contractual management fee was competitive with the assets-weighted average of the Selected Peer Group at various asset levels. The Board also noted that the Fund benefited from the waiver of certain fees for a portion of its initial fiscal year.

Conclusion. Based on its evaluation of all material factors, the Board, including the Independent Trustees, concluded that the advisory fees for the Fund are fair and reasonable, and that the proposed Sub-Advisory Agreement with this Sub-Adviser be approved.

QUANT FUNDS

TRUSTEES AND OFFICERS

The business address of each non-interested Trustee is c/o Quant Funds, 55 Old Bedford Road, Lincoln, MA 01773. Each Trustee and officer holds office until his or her successor is chosen and qualified or until his or her earlier death, resignation, retirement or removal. Messrs. Armstrong, Bulbrook, Dunlap and Marshall are members of the Funds' Audit Committee. Mr. Marshall is the Chair of the Audit Committee. The Fund's Statement of Additional Information ("SAI") includes additional information about the Fund Trustees and is available without charge, upon request. To obtain a free copy of the current SAI, please access the Funds' web site at www.quantfunds.com or call shareholder services at 1-800-326-2141.

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Non-Interested Trustees				
Robert M. Armstrong (70)	Trustee (1985 to Present)	Independent financial and career consulting services	5	NewPage Corporation; NewPage Holding Corporation; NewPage Group
John M. Bulbrook (67)	Trustee (1985 to Present)	CEO and Treasurer, John M. Bulbrook Insurance Agency, Inc.	5	John M. Bulbrook Insurance Agency, Inc.
William H. Dunlap (58)	Trustee (10/17/2006 to Present)	President, EQ Rider, Inc.; Principal, William H. Dunlap & Company (consulting firm)	5	Merrimack County Savings Bank; Merrimack Bank Corp.
Clinton S. Marshall (52)	Trustee (April 2003 to Present)	Owner, Coastal CFO Solutions; CFO, Fore River Company	5	The Pool Association

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees and Officers				
Willard L. Umphrey* (68)	Trustee, President, Chairman (1985 to Present)	Director, U.S. Boston Capital Corporation; President, Quantitative Investment Advisors, Inc.	5	U.S. Boston Corporation; U.S. Boston Asset Management Corporation; Quantitative Investment Advisors, Inc.; Sugarbush Solutions, Inc., USB Corporation; USB Greenville-86, Inc.; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation; Pear Tree Partners Management, LLC; Waterfront Parking Corporation
Leon Okurowski (66)	Vice President and Treasurer (1985 to Present)	Director and Vice President, U.S. Boston Capital Corporation; Treasurer, Quantitative Investment Advisors, Inc.; Trustee, Quant Funds (4/17/1985–9/30/2004)	N/A	Everest USB Canadian Storage, Inc.; Quantitative Investment Advisors, Inc.; Sugarbush Solutions, Inc. U.S. Boston Corporation; U.S. Boston Asset Management Corporation; USB Corporation; USB Everest Management, LLC; USB Everest Storage LLC; USB Greenville-86, Inc.; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation

QUANT FUNDS

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees and Officers (continued)				
Deborah A. Kessinger (46)	Assistant Clerk (April 2005 to present), Chief Compliance Officer (December 2005 to present)	Senior Counsel (since 9/2004) and Chief Compliance Officer (since 12/2005), U.S. Boston Capital Corporation; Senior Counsel (since 9/2004), Chief Compliance Officer (since 11/2006) and President (since August 2007), Quantitative Investment Advisors, Inc.; Chief Compliance Officer and General Counsel, Wainwright Investment Counsel, LLC (2000-2004); Compliance Attorney, Forefield, Inc. (2001–2004) and Compliance Consultant (2007–Present)	N/A	None
Sandra I. Madden (43)	Clerk and Chief Legal Officer (Since April 2008)	Senior Counsel (Since 3/2008), Quantitative Investment Advisors, Inc.; Counsel (8/2005–3/2008) MetLife Advisers LLC; Sr. Associate Counsel (1999–2005) Investors Bank and Trust (financial services provider).	N/A	None

80

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position(s) Held With Funds, Term of Office And Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees and Officers (continued)				
Jennifer Dougherty (43)	Assistant Treasurer (July 2008 to Present)	Chief Financial Officer (since 2/2009) and Director of Operations (since 10/2007) Quantitative Investment Advisors, Inc.; Managing Director of Executive Education (2004–2007) Harvard Business School	N/A	None

* Trustee has been determined to be an "Interested Trustee" by virtue of, among other things, affiliation with one or more of the trust, the Fund's investment advisor, Quantitative Advisors and the Fund's distributor, U.S. Boston Capital Corporation.

QUANT FUNDS

NOTES

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QUANT FUNDS

NOTES

SERVICE PROVIDERS

Manager	Quantitative Advisors, 55 Old Bedford Road, Lincoln, MA 01772
Advisers	Columbia Partners, L.L.C., Investment Management, 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815
	Analytic Investors, LLC, 555 West Fifth Street, 50th Floor, Los Angeles, CA 90013
	PanAgora Asset Management, Inc., 470 Atlantic Avenue, 8th Floor, Boston, MA 02210
	Polaris Capital Management, LLC, 125 Summer Street, Boston, MA 02210
Distributor	U.S. Boston Capital Corporation, 55 Old Bedford Road, Lincoln, MA 01773
Custodian	State Street, 801 Pennsylvania Avenue, Kansas City, MO 64105
Fund Accountant	State Street, 801 Pennsylvania Avenue, Kansas City, MO 64105
Transfer Agent	Quantitative Institutional Services, 55 Old Bedford Road, Lincoln, MA 01773
Independent Registered Public Accounting Firm	Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400 Philadelphia, PA 19103
Legal Counsel	Goodwin Procter LLP, 901 New York Avenue, NW, Washington, DC 20001
For Account Information	For Quant Funds information, contact your financial adviser or, if you receive account statements directly from Quant Funds, you can also call 1-800-326-2151. Telephone representatives are available from 8:30 a.m. to 4:30 p.m. Eastern Time. Or visit our website, www.quantfunds.com.



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